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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                                 ------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                             STIMSONITE CORPORATION
                           (Name of Subject Company)

                             STIMSONITE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   860832104
                     (CUSIP Number of Class of Securities)

                                 ------------

                                Robert E. Stutz
                     President and Chief Executive Officer
                             Stimsonite Corporation
                            6565 West Howard Street
                           Niles, Illinois 60714-3373
                                 (847) 647-7717

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                                With a copy to:

                            Timothy J. Melton, Esq.
                           Jones, Day, Reavis & Pogue
                                 77 West Wacker
                          Chicago, Illinois 60601-1692
                                 (312) 782-3939

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Item 1. Security and Subject Company.

  The name of the subject company is Stimsonite Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 6565 West Howard Street, Niles, Illinois 60714-3373. The title of the class of equity security to which this Schedule 14D-9 relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

Item 2. Tender Offer of the Bidder.

  This Schedule 14D-9 relates to a tender offer (the "Offer") by Vision Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Avery Dennison Corporation, a Delaware corporation ("Purchaser"), disclosed in a Tender Offer Schedule on Schedule 14D-1 dated June 10, 1999 (the "Schedule 14D-1"), to purchase all outstanding shares of the Common Stock (the "Shares") at a price of $14.75 per Share, net to the selling stockholder in cash, without interest thereon (the "Offer Consideration"), as set forth in the Agreement and Plan of Merger, dated as of June 4, 1999 (the "Merger Agreement"), among Purchaser, Merger Sub and the Company, which has been filed as Exhibit 99.1 to this Schedule 14D-9. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Pursuant to the Merger Agreement, each share of Common Stock then issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than shares of Common Stock owned by the Company or by Purchaser, Merger Sub or any other subsidiary of Purchaser and shares of Common Stock that are held by holders of such shares who have properly exercised appraisal rights, will be converted into the right to receive the Offer Consideration, payable in cash to the holder thereof, without any interest thereon.

  All references in this Schedule 14D-9 to the Merger Agreement and to the transactions contemplated thereby are qualified in their entirety by reference to the Merger Agreement.

  All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Merger Sub or their affiliates, or actions or events with respect to any of them, was provided by Purchaser or Merger Sub, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

  The principal executive offices of Purchaser and Merger Sub are located at 150 North Orange Grove Boulevard, Pasadena, California 91103.

Item 3. Identity and Background.

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3 and Item 4, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or actual or potential conflicts of interest, between the Company or any of its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Purchaser, Merger Sub or their respective executive officers, directors or affiliates.

  Change in Control, Special Incentive Bonus and Employment Agreements

  Change in Control Agreements. The Company has entered into Change in Control Agreements, dated as of April 23, 1999 (the "Change in Control Agreements"), with its seven executive officers (the "Officers"): Robert E. Stutz, President and Chief Executive Officer; Michael A. Cherwin, Vice President--Human Resources; Llewellyn C. Coffin, Vice President--Operations; Clifford S. Deremo, Vice President--Sales and Marketing; Daniel L. Lang, Vice President-- International; Robert M. Pricone, Vice President--Technology; and Thomas C. Ratchford, Vice President--Finance, Chief Financial Officer, Treasurer and Secretary. The form of the Change in Control Agreement for Messrs. Stutz and Ratchford has been filed as Exhibit 99.4 to this Schedule 14D-9;

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and the form of the Change in Control Agreement for all other Officers has been filed as Exhibit 99.5 to this Schedule 14D-9. Each of those forms is incorporated herein by reference. The following summary of the Change in Control Agreements does not purport to be complete and is qualified in its entirety by reference to Exhibits 99.4 and 99.5.

  The Change in Control Agreements become operative upon a Change in Control. "Change in Control," as defined in the Change in Control Agreements, means the occurrence of any of the following:

    (1) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors ("Voting Stock") of the Company; provided, however, that the following acquisitions shall not constitute a Change in Control: (a) any issuance of Voting Stock of the Company directly from the Company that is approved by the Incumbent Board (as defined in subparagraph (2) below), (b) any acquisition by the Company of Voting Stock of the Company, (c) any acquisition of Voting Stock of the Company by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary of the Company, (d) any acquisition of Voting Stock of the Company by Quad-C, Inc. or any of its affiliates or any of the limited partnerships managed by Quad-C, Inc. or
  (e) any acquisition of Voting Stock of the Company by any Person pursuant to a Business Combination (as defined in clause (3) below) that complies with clauses (a), (b) and (c) of clause (3) below; or

    (2) individuals who, as of April 23, 1999, constitute the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) will be deemed to have been a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14a-11 promulgated under the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Company's Board of Directors; or

    (3) consummation of a reorganization, merger or consolidation, a sale or other disposition of all or substantially all of the assets of the Company, or other transaction (any of the foregoing transactions being referred to as a "Business Combination") unless, in each case, immediately following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners of Voting Stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to such Business Combination, of the Voting Stock of the Company, (b) no Person (other than the Company, such entity resulting from such Business Combination, any employee benefit plan (or related trust) sponsored or maintained by the Company, any subsidiary of the Company or such other entity resulting from such Business Combination or Quad-C, Inc. or any of its affiliates or any of the limited partnerships managed by Quad-C, Inc.) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination and (c) at least a majority of the members of the board of directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Company's Board of Directors providing for such Business Combination.


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  Under the Change in Control Agreements, the Company has agreed to employ each Officer during the "Change in Control Severance Period," which is the period commencing on the date of the first occurrence of a Change in Control and continuing until the earlier of (1) 12 months or, in the case of Messrs. Stutz and Ratchford, 18 months after the occurrence of the Change in Control or (2) the Officer's death. An Officer will be entitled to benefits under his Change in Control Agreement if his employment terminates or is terminated during the Change in Control Severance Period for any reason other than his death or permanent disability or Cause (as defined in the Change in Control Agreements), or if the Officer terminates his employment during the Change in Control Severance Period for any of the following reasons (each, a "Good Reason"):

    (1) (a) a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position with the Company that the Officer held immediately prior to the Change in Control, (b) a reduction in the Officer's Base Pay (defined as the Officer's annual base salary in effect from time to time) received from the Company, (c) the termination or denial of the Officer's right to participate in any incentive compensation plan generally available to other officers of the Company or (d) the termination or denial of the Officer's rights to Employee Benefits (as defined in the Change in Control Agreements) that, in the aggregate, are equivalent in type and scope to those generally available to other officers of the Company, if not remedied by the Company within 30 calendar days after receipt by the Company of written notice from the Officer of any such change, reduction, termination or denial, as the case may be;

    (2) the Company relocates its principal executive offices (if such offices are the principal location of the Officer's work), or requires the Officer to have his principal location of work changed, to any location that, in either case, is in excess of 30 miles from the location thereof immediately prior to the Change in Control; or

    (3) any material breach of the Change in Control Agreements by the Company or any successor thereto that is not remedied by the Company within 30 calendar days after receipt by the Company of written notice from the Officer of such breach.

  The Change in Control Agreements provide for the following severance benefits:

    (1) for a period (the "Continuation Period") of 12 months or, in the case of Messrs. Stutz and Ratchford, 18 months following the date of termination (the "Termination Date") of an Officer's employment, the Officer will be paid periodically (in accordance with the Company's payroll practices) the sum of (a) his annual base salary (at the rate in effect on the Termination
  Date) and (b) an annual incentive bonus in an amount equal to the amount of such bonus that he earned in the fiscal year immediately preceding the year in which the Termination Date occurs;

    (2) during the Continuation Period, the Company will arrange to provide the Officer with employee benefits that, in the aggregate, are equivalent in type and scope to those generally available to officers of the Company or its successors or assigns. If and to the extent that any such benefit is not or cannot be paid or provided under any policy, plan, program or arrangement of the Company or any subsidiary, as the case may be, then the Company will itself pay or provide for the payment of such employee benefits (including a payment in the amount of any taxes applicable to any such benefits) to the Officer and his dependents and beneficiaries;

    (3) outplacement services by a firm selected by the Officer in an amount not to exceed $10,000; and

    (4) if an Officer becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), as a result of his receipt of severance benefits under his Change in Control Agreement or any other agreement or arrangement with the Company, the Company shall pay the Officer an additional amount equal to the amount necessary to put the Officer in the same net after-tax position that he would have been in had he not been subject to the Section 4999 excise tax.

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If an Officer obtains other employment following his Termination Date, the severance benefits described in clauses (1), (2) and (3) immediately above will be provided only during the period beginning on his Termination Date and ending on the later of (1) the date on which he commences such other employment or (2) the six-month anniversary of his Termination Date.

  The Change in Control Agreements also contain a covenant not to compete that prohibits an Officer from certain participation in the business of any company engaged in certain competitive activities without the prior written consent of the Company for a period ending one year following termination in circumstances where the Officer is entitled to receive benefits under his Change in Control Agreement.

  Special Incentive Bonus Agreements. The Company has also entered into Special Incentive Bonus Agreements, dated as of April 23, 1999 ("Incentive Bonus Agreements"), with Messrs. Stutz, Cherwin, Coffin, Deremo, Pricone and Ratchford (the "Selected Officers"). The form of the Incentive Bonus Agreements for Messrs. Stutz and Pricone has been filed as Exhibit 99.6 to this Schedule 14D-9; the form of the Incentive Bonus Agreements for Messrs. Deremo and Ratchford has been filed as Exhibit 99.7 to this Schedule 14D-9; the form of the Incentive Bonus Agreements for Messrs. Cherwin and Coffin has been filed as Exhibit 99.8 to this Schedule 14D-9, and each is incorporated herein by reference. The following summary of the Incentive Bonus Agreements does not purport to be complete and is qualified in its entirety by reference to Exhibits 99.6, 99.7 and 99.8. The Incentive Bonus Agreements become operative upon a Change in Control.

  Under the Incentive Bonus Agreements, a Selected Officer will be entitled to an Incentive Bonus (as defined below) if he is employed by the Company or a subsidiary of the Company at the end of the period (the "Incentive Bonus Severance Period") commencing on the first occurrence of a Change in Control and continuing until the earlier of his death or six months after the occurrence of the Change in Control, or if his employment terminates or is terminated during the Incentive Bonus Severance Period for any reason other than Cause, or if he terminates his employment during the Incentive Bonus Severance Period for Good Reason. An "Incentive Bonus" means:

    (1) in the case of Mr. Stutz or Mr. Pricone, an amount equal to the sum of (a) $75,000 and (b) 0.75 percent of the portion (the "Incentive Bonus Pool") of the Aggregate Equity Consideration (as defined below) that exceeds $109,777,105;

    (2) in the case of Mr. Deremo or Mr. Ratchford, an amount equal to the sum of (a) $60,000 and (b) 0.60 percent of the Incentive Bonus Pool; or

    (3) in the case of Mr. Cherwin or Mr. Coffin, an amount equal to the sum of (a) $15,000 and (b) 0.15 percent of the Incentive Bonus Pool.

"Aggregate Equity Consideration" means the amount equal to the sum of (1) the product of (a) 8,444,377 (the total number of shares of Common Stock outstanding as of the date of the Merger Agreement) and (b) the Offer Consideration and (2) the product of (a) the difference of (i) the Offer Consideration minus (ii) the average exercise price of all unexercised options to purchase shares of Common Stock (excluding options granted under the Company's Stock Option Plan for Non-Employee Directors to the extent that such options would be canceled by their terms without payment of any consideration, but giving effect to the grant of any options that would become effective on or before the consummation of the transactions contemplated by the Change in Control) and (b) the total number of shares of Common Stock issuable upon the exercise of such stock options.

  The Incentive Bonus Agreements also provide that, if any Selected Officer becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as the result of his receipt of benefits under his Incentive Bonus Agreement or any other agreement or arrangement with the Company, the Company will pay him an additional amount equal to the amount necessary to put the Officer in the same net after-tax position that he would have been in had he not been subject to the Section 4999 excise tax.


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  Stutz Employment Agreement. Mr. Stutz entered into an Employment Agreement with the Company as of March 22, 1997 (the "Stutz Employment Agreement"), which was amended as of June 4, 1999. The Stutz Employment Agreement and the amendment thereto dated as of June 4, 1999, have been filed as exhibits to this Schedule 14D-9 and are incorporated herein by reference. The following summary of the Stutz Employment Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to Exhibits 99.9 and 99.10.

  Section 10(c) of the Stutz Employment Agreement provided that Mr. Stutz was to be granted an option to purchase 100,000 shares of Common Stock at an exercise price of $9.00 per share on the first date (prior to his Termination
Date) on which the Common Stock has a closing price equal to or greater than $9.00 per share for 30 consecutive trading days, and Section 10(d) of the Stutz Employment Agreement provided that Mr. Stutz was to be granted an option to purchase 100,000 shares of Common Stock at an exercise price of $11.00 per share on the first date (prior to his Termination Date) on which the Common Stock has a closing price equal to or greater than $11.00 per share for 30 consecutive trading days. The Stutz Employment Agreement was amended as of June 4, 1999, to provide that:

    (1) if the closing price of the Common Stock is equal to or greater than $9.00 per share on the last trading day preceding the Effective Time (the "Last Trading Day"), the option to be granted under Section 10(c) of the Stutz Employment Agreement will be deemed to have been granted to Mr. Stutz, and will be deemed fully vested and exercisable, immediately prior to the Effective Time, regardless of whether the closing price the Common Stock was equal to or greater than $9.00 per share on each of the 29 consecutive trading days immediately preceding the Last Trading Day; and

    (2) if the closing price of the Common Stock is equal to or greater than $11.00 per share on the Last Trading Day, the option to be granted under
  Section 10(d) of the Stutz Employment Agreement will be deemed to have been granted to Mr. Stutz, and will be deemed fully vested and exercisable, immediately prior to the Effective Time, regardless of whether the closing price the Common Stock was equal to or greater than $11.00 per share on each of the 29 consecutive trading days immediately preceding the Last Trading Day.

  Merger Agreement

  The following description of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit 99.1 to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein are used herein as defined in the Merger Agreement.

  The Offer. Pursuant to the terms and conditions of the Merger Agreement, Purchaser, Merger Sub and the Company are required to use their reasonable best efforts to take or cause to be taken all action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement.

  Notwithstanding any other term of the Merger Agreement, Merger Sub is not required to accept for payment or pay for, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), including Rule 14e-1(c) of the Exchange Act, any shares of Common Stock not previously accepted for payment or paid for and may terminate or amend the Offer as to those shares of Common Stock unless (1) there has been validly tendered and not withdrawn prior to the expiration of the Offer the number of shares of Common Stock that represent at least a majority on a fully diluted basis of the outstanding shares of Common Stock (collectively, the "Minimum Condition") and (2) any waiting period under the HSR Act and any non-United States laws regulating competition, investment, or exchange controls applicable to the purchase of shares of Common Stock pursuant to the Offer has expired or terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub is not required to accept for payment or, subject to the preceding conditions, to pay for any shares of Common Stock not previously accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist or occur and remain in effect:

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    (a) any United States or state Governmental Entity enacts, issues, promulgates, enforces, institutes or enters any statute, rule, regulation, executive order, decree, injunction, action, application or claim or other order that is in effect or pending (a "Claim") (i) challenging or prohibiting the acquisition by Purchaser or Merger Sub of the shares of Common Stock pursuant to the Merger Agreement, including the Offer or the Merger, (ii) restraining or prohibiting the making or consummation of the Merger Agreement, including the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (iii) seeking to obtain from Purchaser or Merger Sub any damages that arise out of the transactions contemplated by the Merger Agreement that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect if those damages were assessed against the Company,
  (iv) restraining or prohibiting, or limiting in any material respect, the ownership or operation by Purchaser or Merger Sub of any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (v) seeking to compel Purchaser or Merger Sub to dispose of or forfeit material incidents of control of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole,
  (vi) imposing limitations on the ability of Purchaser, Merger Sub or any other subsidiary of Purchaser effectively to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote any shares of Common Stock acquired or owned by Purchaser or Merger Sub on all matters properly presented to the Company's stockholders, or (vii) seeking to require divestiture by Merger Sub or Purchaser of any shares of Common Stock; or

    (b) any statute, rule, regulation, judgment, order or injunction is enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Merger Agreement, or any other action is taken by any government, Governmental Entity or court, domestic or foreign, other than the routine application to the Offer or the Merger of waiting periods under the HSR Act or any non-United States laws regulating competition, antitrust, investment or exchange controls, that has, or has a substantial likelihood of resulting in, any of the consequences referred to in paragraph (a) above; or

    (c)(i) the representations and warranties made by the Company in the Merger Agreement are not true and correct as of the date of consummation of the Offer as though made on and as of that date (other than representations and warranties made as of a specified date, in which case those representations and warranties must be true and correct in all material respects on and as of the specified date) except for any breach or breaches that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect or (ii) the Company has breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement (other than those obligations, covenants or agreements with regard to the treatment of outstanding Options, with respect to which the Company will have performed in all respects) and, with respect to any such failure that can be remedied, the failure is not remedied within 20 business days after Purchaser has furnished the Company with written notice of the failure; or

    (d) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, any other national securities exchange or the Nasdaq National Market, (ii) the declaration of a banking moratorium or any mandatory suspension of payments in respect of banks in the United States, (iii) the commencement of or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit by banks or other financial institutions, (v) a change in general financial bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans or
  (vi) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof; or

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    (e) the Company's Board of Directors withdraws or modifies in a manner adverse to Purchaser or Merger Sub (including by amendment of this Schedule 14D-9) its approval of the Merger Agreement and the transactions contemplated thereby, or its recommendation that the holders of the shares of Common Stock accept the Offer and tender all of their shares of Common Stock to Merger Sub and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, or the Company's Board of Directors approves or recommends any Acquisition Proposal or Superior Proposal; or

    (f) the Merger Agreement is terminated in accordance with its terms; or

    (g) there has occurred any events or states of fact that have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

  The foregoing conditions are for the sole benefit of Purchaser and Merger Sub and may be asserted by Purchaser and Merger Sub regardless of the circumstances (including any action or inaction by Purchaser) giving rise to any such condition and, except for the Minimum Condition, may be waived by Purchaser or Merger Sub, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure of Purchaser or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances will not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

  If the Offer is terminated pursuant to the foregoing provisions, all tendered shares of Common Stock not previously accepted for payment will be returned by the paying agent to the tendering stockholders.

  In the Merger Agreement, the Company has agreed that within five days of the date that Merger Sub's offer documents are filed with the SEC, it will file with the SEC and mail to its stockholders this Schedule 14D-9 containing the recommendations of the Company's Board of Directors that the Company's stockholders accept the Offer, tender all their shares of Common Stock to Merger Sub and approve the Merger Agreement and the transactions contemplated thereby.

  The Merger. The Merger Agreement provides that, if all of the conditions to the Merger have been fulfilled or waived and the Merger Agreement has not been terminated, Merger Sub will be merged with and into the Company, and the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company or any subsidiary of the Company or by Purchaser, Merger Sub or any subsidiary of Purchaser, all of which will be canceled, and Shares the holders of which have properly exercised appraisal rights with respect thereto) will be converted into the right to receive $14.75, payable in cash to the holder thereof, without any interest thereon (the "Merger Consideration"). Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will automatically be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

  The Merger Agreement provides that upon the purchase of the Shares pursuant to the consummation of the Offer, Purchaser is entitled to designate such number of directors, rounded up to the next whole number, as will give Purchaser representation on the Company's Board of Directors equal to the product of (1) the number of authorized directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this provision) and (2) the percentage that the number of shares of Common Stock purchased by Merger Sub or Purchaser or any of their affiliates bears to the aggregate number of shares of Common Stock outstanding (the "Percentage"), and the Company will, upon the request by Purchaser, promptly increase the size of its Board of Directors and/or secure the resignations of the number of directors as is necessary to enable Purchaser's designees to be elected to the Company's Board of Directors and will cause Purchaser's designees to be so elected. Notwithstanding the foregoing, the parties to the Merger Agreement will use their respective reasonable efforts to ensure that at least three of the members of the Company's Board of Directors will at all times prior to the Effective Time be Continuing Directors (as defined below). Following the election or appointment of Purchaser's designees pursuant to this provision and prior to the Effective Time, the approval of a majority of the directors of the Company then in office who are not designated by Purchaser (the "Continuing Directors") will be required to authorize (and such authorization shall constitute the authorization of the Company's Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company's Board of Directors, any extension of time for the performance of any of the obligations or other acts of Purchaser or Merger Sub, and any waiver of compliance with any of the agreements or conditions contained therein for the benefit of the Company.

  Stock Options. The Merger Agreement provides that, at the Effective Time, each holder of a then-outstanding option to purchase shares of Common Stock under any plan, program or arrangement of the Company (collectively, the "Stock Options Plans") whether or not then exercisable (individually, an "Option" and collectively, the "Options"), will, in settlement thereof, receive for each share of Common Stock subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per share exercise price of such Option to the extent such difference is a positive number (such amount, the "Option Consideration").

  Either prior to or as soon as practicable following the consummation of the Offer, the Company's Board of Directors (or, if appropriate, any committee of the Company's Board of Directors administering the Stock Option Plans) is required to adopt such resolutions or take other such actions as are required to cause any Options that are not exercisable as of the date of the Merger Agreement to become exercisable at the Effective Time.

  Recommendation. The Company represents and warrants in the Merger Agreement that the Company's Board of Directors at a meeting duly called and held has duly adopted resolutions (1) approving the Merger Agreement, the Offer and the Merger, determining that the Merger is advisable and that the terms of the Offer and Merger are fair to, and in the best interests of, the Company's stockholders and recommending that the Company's stockholders accept the Offer and tender all of their Shares to Merger Sub and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger,
(2) taking all action necessary to render Section 203 of the DCGL inapplicable to the Offer, the Merger, the Merger Agreement, the Stockholder Tender Agreement and any of the transactions contemplated thereby and (3) electing, to the extent permitted by law, not to be subject to any "moratorium," "control share acquisition," "business combination," "fair price" or other form of corporate antitakeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement or the Stockholder Tender Agreement. The Company's Board of Directors will not withdraw, modify or amend its recommendations described above in a manner adverse to Purchaser or Merger Sub (or announce publicly its intention to do so) provided that the disclosure of the receipt of an Acquisition Proposal (as defined below) and the fact that the Board is considering such Acquisition Proposal or reviewing it with its advisors will not by itself constitute such a withdrawal, modification or amendment, except that the Company's Board of Directors will be permitted to withdraw, amend or modify its recommendation (or publicly announce its intention to do so) of the Merger Agreement or the Merger in a manner adverse to Purchaser or approve or recommend or enter into an agreement with respect to a Superior Proposal (as defined below) if the Company has complied with the terms of the Merger Agreement. Any withdrawal, modification or amendment of the recommendation of the Company's Board of Directors or any committee thereof in any manner adverse to Purchaser or Merger Sub, however, may give rise to certain termination rights on the part of Purchaser and Merger Sub under the Merger Agreement and the right to receive certain termination fees as set forth therein.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Purchaser and Merger Sub, including but not limited to representations and warranties relating to the Company's organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, compliance with applicable laws, capitalization, subsidiaries, no violation, required consents and approvals, SEC filings (including financial statements), the documents supplied by the Company related to the Offer, the absence of certain material adverse changes or events since December 31, 1998, taxes, employee benefit plans, licenses and permits, environmental matters, title to assets, labor matters, intellectual property, material agreements, the absence of undisclosed liabilities, litigation, insurance and millennium compliance.

  Purchaser and Merger Sub have also made customary representations and warranties to the Company, including but not limited to representations and warranties relating to Merger Sub's organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, documents supplied by Purchaser and Merger Sub related to the Offer, required consents and approvals and the availability of sufficient funds to perform their obligations under the Merger Agreement.

  Interim Agreements of Purchaser, Merger Sub and the Company. Pursuant to the Merger Agreement, unless Purchaser has consented in writing thereto, the Company will, and will cause each of its subsidiaries to, (1) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (2) use its reasonable best efforts to preserve intact its business organizations, maintain in effect existing qualifications, licenses, permits, approvals and other authorizations, keep available the services of its officers and key employees and maintain satisfactory relationships with those persons having business relationships with them; (3) promptly upon the discovery thereof notify Purchaser of the existence of any breach of any representation or warranty of the Company contained in the Merger Agreement (or, in the case of any representation or warranty that makes no reference to Material Adverse Effect (defined as materially adversely affecting the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole or adversely affecting or delaying the ability of the Company on the one hand or Merger Sub and Purchaser on the other, to consummate the transactions contemplated by the Merger Agreement or the Stockholder Tender Agreement), any breach of such representation or warranty in any material respect) or the occurrence of any event that would cause any representation or warranty of the Company contained in the Merger Agreement no longer to be true and correct (or, in the case of any representation or warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect); (4) promptly deliver to Purchaser true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of the Merger Agreement; and (5) maintain its books of account and records in its usual, regular and ordinary manner, consistent with past practices.

  In addition, from the date of the Merger Agreement to the Effective Time, unless Purchaser has consented in writing thereto, the Company will not, and will not permit any of its subsidiaries to, (1) amend its certificate of incorporation or bylaws or comparable governing instruments; (2) issue, sell, pledge or register for issuance or sale any shares of capital stock or other ownership interest in the Company (other than issuances of Shares in respect of any exercise of Options outstanding on the date of the Merger Agreement) or any of its subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities, or accelerate any right to convert or exchange or acquire any securities of the Company (other than Options) or any of its subsidiaries for any such shares or ownership interest;
(3) effect any stock split or conversion of any of its capital stock or otherwise change its capitalization as it exists on the date of the Merger Agreement, other than as set forth in the Merger Agreement; (4) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, other than as set forth in the Merger Agreement; (5) sell, lease or otherwise dispose of or encumber any of its assets or property (including capital stock of any of its subsidiaries), mortgage, pledge or impose a lien or other encumbrance on any of its material assets or property (including capital stock of subsidiaries) except in the ordinary course of business; (6) acquire by merger, purchase or any other manner, any material business or entity or otherwise acquire any assets that are material to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital expenditures in the ordinary course of business consistent with past practice; (7) incur or assume any long-term or short-term debt except for working capital purposes in the ordinary course of business under the Company's existing credit facilities and capital expenditures made in accordance with Company's previously adopted capital budget; (8) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company; (9) make or forgive any loans, advances or capital contributions to, or investments in, any other person; (10) enter into any new employment, severance, consulting or salary continuation agreements with any newly hired employees other than in the ordinary course of business or enter into any of the foregoing with any existing officers, directors or employees or grant any increases in compensation or benefits to employees, except for regularly scheduled employee raises, in the ordinary course of business consistent with the Company's past practices or raises that, in the case of executive officers, have been approved by the compensation committee of the Board of Directors prior to the date of the Merger Agreement in the ordinary course of business consistent with the committee's past practices; (11) adopt, amend in any material respect (including any increase in the payment under) benefits or terminate any employee benefit plan or arrangement; (12) make any material changes in the type or amount of insurance coverage or permit any material insurance policy naming the Company or any subsidiary as a beneficiary or a loss payee to be canceled or terminated; (13) except as may be required by law or generally acceptable accounting principles, change any material accounting principles or practices used by the Company or its subsidiaries; (14) take any action to cause the Shares to cease to be traded on the Nasdaq National Market prior to the completion of the Offer or the Merger; (15) enter into any agreement to which the Company or any of its subsidiaries is a party and (a) is outside of the ordinary course of business of the Company or its subsidiaries, (b) a customer of the Company or one of its subsidiaries is a party and either (i) involves the payment or receipt by the Company or any of it subsidiaries, subsequent to the date of the Merger Agreement, of more than $1,000,000 or
(ii) is not terminable without penalty by the Company or the subsidiary party thereto on fewer than 365 days' notice or (c) except for customer contracts, either (i) involves the payment or receipt by the Company or any of its subsidiaries, subsequent to the date of the Merger Agreement, of more than $500,000 or (ii) is not terminable without penalty by the Company or the subsidiary party thereto on fewer than 180 days' notice, except as required or permitted by clause (7) above or (16) below and except for agreements relating to the purchase or sale of the Company's products (including, without limitation, supply, purchase and shipping contracts) to be performed within 90 days; (16) enter into, terminate, fail to renew, or accelerate any license, distributorship, dealer, sales representative, joint venture, credit or other agreement if such action could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (17) fail to operate, maintain, repair or otherwise preserve its material assets and properties consistent with past practice; (18) fail to comply with all applicable filing, payment and withholding obligations under all applicable federal, state, local or foreign laws relating to taxes except where such failure to comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (19) make any tax election or compromise any federal, state, local or foreign income tax liability; (20) pay, discharge or settle any claims, liabilities or objections (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of the foregoing in the ordinary course of business consistent with past practice, or, if not in the ordinary course of business, the payment, discharge or satisfaction of the foregoing that, individually and in the aggregate, does not exceed $500,000; or (21) agree in writing or otherwise to take any of the foregoing actions.

  Other Agreements of Purchaser, Merger Sub and the Company. The Company has agreed in the Merger Agreement that it will not, and will not authorize, permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and will not authorize, permit or direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, directly or indirectly, (1) initiate, solicit, or otherwise encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, tender offer, consolidation or similar transaction involving, or any purchase of, 15% or more of the assets or any equity securities of the Company or any of its subsidiaries (any such proposal or offer, an "Acquisition Proposal") or (2) initiate or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to an Acquisition Proposal, whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt to make or implement or consummate an Acquisition Proposal. However, the foregoing does not prevent the Company or its Board of Directors from (1) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (2): (a) providing information in response to a request therefor by a person or entity who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the person or entity so requesting such information an executed confidentiality agreement on terms substantially equivalent to those contained in the confidentiality agreement between the Company and Purchaser; (b) engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide written Acquisition Proposal; or (c) recommending such an Acquisition Proposal to the stockholders of the Company, if, and only to the extent that, (l) in each such case referred to in clause
(a), (b) or (c) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), the Company's financial advisor, that such action is necessary in order for its members to comply with their fiduciary duties under applicable law (the parties to the Merger Agreement agreed that any action described in clause (a), (b) or (c) above will be permitted to be taken regardless of whether it would be necessary under applicable law, if it is taken only with respect to a Superior Proposal (as defined below)) and (2) in each case referred to in clause (a), (b) or (c) above, the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel and Merrill Lynch) that, if accepted, such Acquisition Proposal is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person or entity making the proposal, and would provide for a higher per share value to the stockholders of the Company, and is fully financed (or, based on a good faith determination of the Board of Directors of the Company, is readily financeable) (any such Acquisition Proposal meeting the foregoing conditions, a "Superior Proposal"). The Company agreed to immediately cease and cause to be terminated any activities, discussions or negotiations with any parties conducted before the execution of the Merger Agreement with respect to any of the foregoing. The Company agreed to notify Purchaser immediately if any Acquisition Proposal or inquiries regarding a potential Acquisition Proposal are received by, any information with respect to an Acquisition Proposal or a potential Acquisition Proposal is requested from, or any discussions or negotiations with respect to an Acquisition Proposal or a potential Acquisition Proposal are sought to be initiated or continued with, it or any of its representatives. This notice is required to indicate the name of the person or entity involved and the material terms and conditions of any Acquisition Proposal, and thereafter the Company is obligated to keep Purchaser informed, on a current basis, of the status and terms of any inquiries or Acquisition Proposals and the status of any negotiations or discussions.

  In the Merger Agreement, the parties agree that if necessary, the Company, through its Board of Directors, will call a meeting of the stockholders for the purpose of voting upon the Merger, will hold that meeting as soon as practicable following the purchase of Shares pursuant to the Offer and, unless the Board of Directors approves or recommends, or enters into an agreement with respect to, a Superior Proposal (as defined and discussed above), recommend to its stockholders the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company will use its reasonable efforts to obtain the necessary approvals by its stockholders for the Merger and take all other actions reasonably requested by Purchaser to secure the vote of stockholders for approval of the Merger, the Merger Agreement and the transactions contemplated thereby. At any such meeting, all of the Shares then owned by Purchaser, Merger Sub and by any of Purchaser's other subsidiaries or affiliates will be voted in favor of the Merger and the Merger Agreement. Notwithstanding the foregoing, in the event that Merger Sub, or any other direct or indirect subsidiary of Purchaser, acquires at least 90% of the outstanding Shares, the Company, Purchaser and Merger Sub will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable, and in any event within five business days after expiration of the Offer, in accordance with Section 253 of the DGCL.

  Subject to the last sentence of this paragraph, from and after the Effective Time, Purchaser has agreed in the Merger Agreement to indemnify and hold harmless, to the fullest extent permitted under the applicable law, each person who is, or has been at any time prior to June 4, 1999 or who becomes prior to the Effective Time, an officer, director or similar person of the Company or any subsidiary against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claims, actions, suits, proceedings, arbitrations, investigations or audits arising before or after the Effective Time out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time. The parties agreed that Purchaser will have no obligations described in this paragraph, unless and until the Surviving Corporation transfers outside of the ordinary course of business a material portion of its assets, in a single transaction or in a series of transactions, and such transfer materially and adversely affects the legal or financial ability of the Surviving Corporation to satisfy its indemnification obligations under the Merger Agreement.

  Purchaser has also agreed in the Merger Agreement to cause the Surviving Corporation to purchase a six-year pre-paid noncancellable directors and officers insurance policy covering the directors in place at the time of the Merger Agreement and all former directors, officers and similar persons of the Company and its subsidiaries with respect to acts or failures to act prior to the Effective Time, in a single aggregate amount over the six-year period immediately following the Closing Date equal to the policy limit for the Company's directors and officers insurance policy in place as of June 4, 1999 (the "Current Policy"). If such insurance is not obtainable at an annual cost per covered year not in excess of 200% of the annual premium paid by the Company for the Current Policy (the "Cap"), then Purchaser will cause the Surviving Corporation to purchase policies providing at least the same coverage as the Current Policy and containing terms and conditions no less advantageous to the current and former directors, officers and similar persons of the Company and its subsidiaries than the current policy with respect to acts or failures to act prior to the Effective Time; provided, however, that Purchaser and the Surviving Corporation will not be required to obtain policies providing such coverage except to the extent that such coverage can be provided at an annual cost of no greater than the Cap; and, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Purchaser or the Surviving Corporation will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

  However, if after the Effective Time, Purchaser or the Surviving Corporation or any of their respective successors or assigns (l) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (2) transfers all or substantially all of its properties or assets to any person, then, in each such case, proper provisions will be made so that successors and assigns of Purchaser or the Surviving Corporation, as the case may be, will assume such entity's obligations set forth in the two foregoing paragraphs. The provisions of this paragraph and the two foregoing paragraphs are intended for the benefit of and are enforceable by each person who was as of June 4, 1999 or has been at any time prior to such date, or who becomes prior to the Effective Time, an officer, director or similar person of the Company or any of its subsidiaries.

  Conditions to the Merger. The respective obligation of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

    (1) Merger Sub having accepted for payment and paid for all shares of Common Stock validly tendered in the Offer and not withdrawn; provided, however, that neither Purchaser nor Merger Sub may invoke this condition if Merger Sub has failed in violation of the terms of the Merger Agreement or the Offer to purchase shares so tendered and not withdrawn;

    (2) The Merger Agreement having been adopted by the affirmative vote of the holders of the requisite number of shares of capital stock of the Company if such vote is required pursuant to the Company's certificate of incorporation, the DGCL or other applicable law; provided, however, that neither Purchaser nor Merger Sub may invoke this condition if either of them or any of their respective affiliates have failed to vote the shares of Common Stock held by it in favor of adoption of the Merger Agreement and the Company may not invoke this condition if the Company has failed to fulfill its obligations relating to stockholder approval and the related proxy statement;

    (3) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction, or other legal restraint or prohibition, preventing, restraining or restricting the consummation of the Merger being in effect; provided, however, that the party invoking this condition must use its best efforts to have any such order, injunction or restraint vacated; and

    (4) All necessary waiting periods under the HSR Act that are applicable to the Merger having expired or been earlier terminated, and all other necessary approvals from any other Governmental Entity that are applicable to the Merger having been obtained.

  Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding approval by the stockholders of the Company, but prior to the Effective Time,
(l) by mutual written consent of the Company and Purchaser; (2) by the Company, if (a) Purchaser or Merger Sub have failed to commence the Offer within five business days after the date of the Merger Agreement, (b) Purchaser or Merger Sub have failed to comply with its payment obligations under the Merger Agreement with respect to any shares of Common Stock accepted for payment pursuant to the Offer or (c) any change to the Offer is made in contravention of the provisions of Article 1 of the Merger Agreement; (3) by Purchaser or the Company:

    (a) if the Effective Time does not occur on or before December 4, 1999 (provided that this right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of or resulted in the failure of the Effective Time to occur on or before December 4, 1999);

    (b) if, upon a vote at the stockholder meeting, or any adjournment thereof, the adoption of the Merger Agreement by the stockholders of the Company required by the DGCL has not been obtained (provided that this right to terminate the Merger Agreement is not available to Purchaser if Purchaser, Merger Sub or any of their affiliates failed to vote the shares of Common Stock held by them in favor of adoption of the Merger Agreement, and is not available to the Company if the Company failed to fulfill its obligations under the Merger Agreement relating to stockholder approval and the related proxy statement);

    (c) if there is any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction or other Governmental Entity has issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, ruling or other action has become final and non-appealable; or

    (d) if the Offer terminates or expires on account of the failure of any condition specified in Exhibit A of the Merger Agreement without Merger Sub having purchased any shares of Common Stock pursuant to the Offer (provided that this right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of or resulted in the failure of those conditions);

(4) by Purchaser, prior to the consummation of the Offer, if (a) the Company's Board of Directors withdraws, amends or modifies, its approval of the Merger Agreement and the transactions contemplated thereby, or its recommendation that the holders of the shares of Common Stock accept the Offer and tender all of their shares of Common Stock to Merger Sub and approve the Merger Agreement and the transactions contemplated thereby (or, in each case, publicly announces its intention to do so) in a manner adverse to Purchaser or Merger Sub or (b) the Company approves, recommends or enters into an agreement with respect to, or consummates, an Acquisition Proposal; (5) by the Company, prior to the consummation of the Offer, if the Company approves, recommends or enters into an agreement providing for the Company to engage in a Superior Proposal; provided, however, that the right to terminate the Merger Agreement pursuant to this provision is not available if the Company has not provided Purchaser and Merger Sub with at least five business days' prior written notice of its intent to so terminate the Merger Agreement together with a summary of the material terms and conditions of the Superior Proposal; provided, further, however, that no termination is effective pursuant to this provision unless concurrently with the termination, a Break-Up Fee is paid in full by the Company as described and defined below; (6) by Purchaser, if any of the conditions set forth in Exhibit A of the Merger Agreement have become forever incapable of fulfillment and have not been waived by all applicable parties; (7) by Purchaser, if the Company shall breach any of its representations, warranties or obligations under the Merger Agreement and such breach has not been cured within the Company's "cure period" or waived, but only if that breach, individually or together with all other such breaches, would constitute failure of a condition contained in Exhibit A of the Merger Agreement as of the date of termination; (8) by the Company, if Purchaser or Merger Sub has materially breached any of its representations, warranties or obligations under the Merger Agreement and that breach has not been cured or waived or Purchaser or Merger Sub have not provided reasonable assurance that such breach will be cured prior to the consummation of the Offer, but only if such breach, individually or together with all other such breaches, is reasonably likely to materially and adversely affect Purchaser's or Merger Sub's ability to consummate the Offer or the Merger; or (9) by Purchaser, prior to the consummation of the Offer, if the Stockholder Tender Agreement (as defined under the caption "--Stockholder Tender Agreement") is not in full force and effect or any Selling Stockholder (as defined under the caption "-- Stockholder Tender Agreement") has breached in any material respect any representation, warranty or covenant contained in the Stockholder Tender Agreement; provided, however, that the party seeking termination pursuant to clause (6), (7) or (8) immediately above is not in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

  Termination Fee and Expenses. The Company has agreed to pay Purchaser a Break-Up Fee of $6,000,000 (less any expense amounts paid by the Company pursuant to its expense reimbursement obligations described below) in the event that the Merger Agreement is terminated by Purchaser pursuant to clause
(4) under the caption "--Termination," or by the Company pursuant to clause
(5) under the caption "--Termination."

  Additionally, pursuant to the Merger Agreement, if all of the following events have occurred:

    (1) an Acquisition Proposal is commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company at any time on or after the date of the Merger Agreement and prior to the consummation of the Offer and either Purchaser or the Company terminates the Merger Agreement pursuant to clause (3)(a) or (3)(d) under the caption "--Termination," or Purchaser terminates the Merger Agreement pursuant to clause (7) under the capition "--Termination"; and

    (2) thereafter, within 12 months of the date of termination of the Merger Agreement, the Company enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal described in clause (1) immediately above (or any other Acquisition Proposal whether or not described in clause (1) immediately above if the Acquisition Proposal is made by any person or affiliate thereof who made any Acquisition Proposal described in clause (1) immediately above), then the Company shall pay to Purchaser an amount equal to the Break-Up Fee concurrently with the execution of the relevant definitive agreement.

  The parties also agreed that if the Merger Agreement is terminated by Purchaser or the Company pursuant to clause (7) or (8) under the caption "-- Termination," respectively, the breaching party shall reimburse the other party up to a maximum of $1,500,000 for all expenses incurred by the non-breaching party in connection with its negotiation, execution, delivery and performance of the Merger Agreement.

  Stockholder Tender Agreement

  Prior to the execution of the Merger Agreement, certain stockholders of the Company (the "Selling Stockholders") have entered into the Stockholder Tender Agreement, dated as of June 3, 1999 (the "Stockholder Tender Agreement"), with Purchaser and Merger Sub. The Stockholder Tender Agreement has been filed as
Exhibit 99.2 to this Schedule 14D-9. The Selling Stockholders own an aggregate of 1,701,666 Shares. Pursuant to the Stockholder Tender Agreement, each Selling Stockholder has agreed to tender and sell all Shares owned by it to Merger Sub pursuant to and in accordance with the terms of the Offer.

   During the term of the Stockholder Tender Agreement, no Selling Stockholder will (1) sell, transfer, pledge, encumber, assign or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to the transfer by such Stockholder of, any of the Shares or offer any interest in any Shares thereof to any person other than pursuant to the terms of the Offer, the Merger or the Stockholder Tender Agreement, (2) enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to the Shares, or (3) take any action that would make any representation or warranty of such Selling Stockholder contained in the Stockholder Tender Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Selling Stockholder from performing his or its obligations under the Stockholder Tender Agreement.

  During the term of the Stockholder Tender Agreement, each Selling Stockholder agrees not to directly or indirectly, (1) initiate, solicit or otherwise encourage any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or (2) initiate or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to an Acquisition Proposal, whether made before or after the date of the Stockholder Tender Agreement, or otherwise facilitate any effort or attempt to make or implement or consummate an Acquisition Proposal. If a Selling Stockholder receives any proposal, discussion, negotiation or inquiry in respect of any Acquisition Proposal, such Selling Stockholder agrees to immediately notify Purchaser of such inquiry or proposal and the details thereof.

  During the term of the Stockholder Tender Agreement, each Selling Stockholder has agreed to vote all of his or its Shares at any meeting of the stockholders of the Company, however called, (1) in favor of the Merger and the Merger Agreement and the transactions contemplated thereby and (2) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, the Offer or the other transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement, including, but not limited to: (a) any Acquisition Proposal; (b) any action that is likely to result in a breach in any respect of any representation, warranty, covenant or any other obligation or agreement of the Company under the Merger Agreement or result in any of the conditions of the Offer not being fulfilled; (c) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (d) a sale, lease or transfer of a material amount of assets of the Company or one of its subsidiaries, or a reorganization, recapitalization, dissolution, winding up or liquidation of the Company or its subsidiaries; (e) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by Purchaser; (f) any material change in the present capitalization or dividend policy of the Company; or (g) any other material change in the Company's corporate structure, business, certificate of incorporation or bylaws.

  The Stockholder Tender Agreement will terminate on the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Effective Time.

  Section 203 of the DGCL. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder's becoming an "interested stockholder." On June 3, 1999, the Company's Board of Directors approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Tender Agreement and all the transactions contemplated thereunder, for purposes of Section 203 of the DGCL, and, therefore, Section 203 of the DGCL is inapplicable to the Merger.

  Purpose of the Offer; the Merger; Plans for the Company. The purpose of the Offer is for Purchaser, through Merger Sub, to acquire control of the Company through Merger Sub's purchase of all of the outstanding

Shares as a first step in consummating a business combination between Purchaser and the Company. The purpose of the Merger is for Purchaser to accomplish the business combination transaction.

  Under the DGCL and the Company's certificate of incorporation, the approval of the Company's Board of Directors, and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company's Board of Directors has approved the Offer, the Stockholder Tender Agreement and the Merger and the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied and Shares are purchased pursuant to the Offer, Merger Sub will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder. If Merger Sub, or any other direct or indirect subsidiary of Purchaser, acquires at least 90 percent of the outstanding shares of Common Stock, the parties to the Merger Agreement agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable, and in any event within five business days, after the expiration of the Offer without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

  In the Merger Agreement, the Company has agreed to convene a meeting of its stockholders as promptly as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. Purchaser has agreed that it will cause all Shares owned by Purchaser, the Merger Sub or any of their affiliates to be voted in favor of the Merger Agreement and the transactions contemplated thereby.

  Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares whose Shares were not accepted for payment and paid for by Merger Sub in the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

  Confidentiality Agreement. The Confidentiality Agreement, dated as of February 19, 1999 (the "Confidentiality Agreement"), between the Company and Purchaser contains customary provisions pursuant to which, among other matters, Purchaser has agreed to keep confidential all information concerning the Company furnished to it by the Company, to use such material solely in connection with evaluating or consummating an acquisition of the Company by Purchaser and, except with the prior written consent of the Company, not to disclose the fact that discussions or negotiations have or are taking place concerning a possible transaction involving the Company or the status thereof. Without the prior written consent of the Company Board, Purchaser also agreed not to, for two years after the date of the Confidentiality Agreement, (1) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof or of any such successor or controlling person; (2) make, or participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; (3) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or any of its securities or assets; (4) form, join or in any way participate in a "group" as defined in
Section 13(d)(3) of the Exchange Act in connection with any of the foregoing;
(5) participate with or assist any other person in doing any of the foregoing; or (6) request the Company or any of its Representatives (as defined in the Confidentiality Agreement), directly or indirectly, to amend or waive any of the provisions described in the immediately preceding clauses (1)-(5). The remaining provisions of the Confidentiality Agreement (other than the provisions relating to the use and disclosure of confidential information) terminated upon the execution of the Merger Agreement.

Item 4. The Solicitation or Recommendation.

 Background

  From July through September 1998, the Company and Purchaser had preliminary discussions regarding a possible transaction involving the Company's optical film business. These preliminary discussions never developed into negotiations and were terminated in September 1998 when the parties decided not to pursue such a transaction.

  In early 1998, the Company's Board of Directors began to discuss its concerns regarding the Company's stock price, which remained at relatively low values despite the Company's increasing revenues and profits. These discussions continued throughout 1998, and, at the Company's Board of Directors meeting on October 22, 1998, a special committee of the Board of Directors (the "Special Committee") was appointed to guide the Company's Board of Directors in the process of exploring strategic alternatives for enhancing stockholder value. The Company's Board of Directors requested that the Special Committee recommend an investment banker to assist in this process. On December 17, 1998, the Special Committee recommended Merrill Lynch to the Company's Board of Directors to provide financial advisory services to the Company.

  A meeting of the Company's Board of Directors was held on February 11, 1999. At this meeting, Jones, Day, Reavis & Pogue, the Company's outside counsel, presented an overview of the directors' fiduciary duties and reminded the directors of their responsibilities under applicable law. The Company's management then provided the Company's Board of Directors with information regarding the Company's current financial position, including a summary of the Company's results for the 1998 fiscal year and the prospects for the Company's operations and business, including the Company's business plan. Representatives of Merrill Lynch then made a presentation to the Company's Board of Directors regarding the strategic alternatives that might be available to the Company.

  After a discussion of the matters raised by these presentations, the Company's Board of Directors directed the Special Committee, with the assistance of Merrill Lynch, to explore alternative strategic proposals to maximize the value of the Company for the stockholders including a possible sale of the Company and to present the results of these activities to the Company's Board of Directors at a later meeting. The Company's Board of Directors authorized Merrill Lynch to solicit preliminary indications of interest from potential parties that might be interested in a possible business combination with, investment in or acquisition of the Company. After this meeting, the Company issued a press release announcing that the Company had engaged the services of Merrill Lynch as its financial advisor to assist the Company in exploring strategic alternatives as a means for maximizing stockholder value. Shortly thereafter, the Company's President and Chief Executive Officer called two senior managers of Purchaser and inquired whether Purchaser would be interested in exploring a possible transaction with the Company. Purchaser indicated it would be interested in pursuing such a transaction.

  In response to the Company's Board of Directors' request, representatives of Merrill Lynch contacted over 150 potential strategic or financial partners or acquirors (including Purchaser) in mid-February 1999 regarding the possibility of a business combination with, investment in or acquisition of the Company. Based on these contacts, Merrill Lynch distributed to approximately 80 parties a memorandum generally describing the Company's operations and containing certain additional non-public information about the Company. Prior to receiving the memorandum, each of the parties entered into a confidentiality agreement with the Company. On March 8, 1999, representatives of Merrill Lynch provided a letter to the parties who had expressed an interest in exploring a possible transaction with the Company advising them that all preliminary indications of interest must be submitted in writing by March 22, 1999 to enable the Company to select a group of qualified parties to conduct more detailed due diligence.

  As part of this process, on February 19, 1999, Purchaser and the Company entered into the Confidentiality Agreement with respect to a possible transaction. The Company and Merrill Lynch supplied Purchaser with the descriptive memorandum that was sent to other prospective acquirors. On March 22, 1999, Purchaser informed representatives of Merrill Lynch of its preliminary, non-binding indication of interest concerning the purchase of the Company.

  On March 23, 1999, the Special Committee held a meeting at which representatives of Merrill Lynch reported to the Special Committee the results of the request for preliminary indications of interest regarding the Company. Twenty-seven potential acquirors, including Purchaser, submitted preliminary indications of interest regarding the Company.

  After review of these various proposals, following consultation with Merrill Lynch, the Special Committee selected eight potential acquirors (including Purchaser) that it believed represented the candidates most likely to submit a final bid to acquire the Company at a price per share that would represent the highest realizable value. Each of these parties received additional non-public information about the Company.

  Between April 5, 1999 and April 30, 1999, each of the eight selected parties conducted additional due diligence reviews of the Company, including touring the Company's facilities and conducting on-site interviews with members of the Company's management. On April 16, 1999, five senior managers of Purchaser attended a presentation at the Company's offices in Niles, Illinois and toured the Company's facilities in Niles and Mount Prospect, Illinois.

  On April 23, 1999, in connection with its press release indicating first quarter results, the Company indicated that it had authorized Merrill Lynch to provide confidential information to a selected group of potential buyers and that such activities were ongoing.

  On April 27, 1999, Merrill Lynch, at the direction of the Special Committee, sent invitations to submit a written offer for the acquisition of the Company to the selected interested parties. The invitation set May 18, 1999 as the deadline for submitting final proposals.

  Between April 23, 1999 and May 18, 1999, Purchaser conducted additional due diligence of the Company, including conducting interviews with members of the Company's management.

  On May 18, 1999, four parties, including Purchaser, submitted proposals, including proposed forms of a merger agreement, to Merrill Lynch. All of these proposals provided that an affiliate of the respective offeree would offer to acquire by tender offer all of the issued and outstanding Shares for cash, followed by a merger in which the remaining stockholders would also receive an amount in cash equal to the cash offered in the tender offer. Soon thereafter, after discussions with the Special Committee, representatives of Merrill Lynch contacted the submitting bidders to discuss the principal terms of the proposals and invite them to submit revised bids to the Company. Because two of the bidders indicated that they did not intend to increase their proposed offer price and because these proposals were at a price per share below the prices submitted by the other two bidders, these bidders were not encouraged to submit a further bid to acquire the Company. Through a series of conversations between representatives of Merrill Lynch and the two active bidders over the following nine-day period, Purchaser and the competing bidder each increased their respective bids and further clarified or modified the terms of their original proposal. In addition, between May 18 and 26, 1999, Purchaser continued its due diligence of the Company, including conducting interviews with members of the Company's management. On May 26, 1999, after further discussions with the Special Committee, representatives of Merrill Lynch again contacted each bidder to confirm certain key terms of the proposals. Representatives of Merrill Lynch, in consultation with the Special Committee, informed both bidders that a Board of Directors meeting would be held on May 28, 1999 to consider the Company's strategic alternatives, including the proposals, and that both bidders were encouraged to submit their final and best bids. Each bidder responded to this inquiry by proposing to increase the offer price in their respective proposals. Purchaser's bid was received in the late evening of May 27, 1999. Purchaser's proposal indicated that Purchaser's bid would expire at 5:00 p.m. on May 28, 1999 unless the Company entered into an agreement giving Purchaser seven days to negotiate exclusively with the Company.

  The Company's Board of Directors met on May 28, 1999 to consider these matters. Because Purchaser's final proposal represented the highest per share consideration of any of the bids received and because it included fewer contingencies than the other bid, the Company's Board of Directors authorized the Company to enter into a letter agreement with Purchaser giving Purchaser the exclusive right to negotiate with the Company and finalize its due diligence by June 4, 1999.

  Between May 28 and June 3, 1999, representatives of Purchaser, the Company and its legal counsel and certain of the Company's significant stockholders negotiated definitive documents relating to Purchaser's proposal. Additionally, certain senior managers of Purchaser and representatives of Purchaser's advisors had discussions with senior managers of the Company relating to follow-up due diligence.

  On June 2, 1999, Purchaser's Board of Directors approved the acquisition by Purchaser of the Company for a purchase price of $14.75 per Share in cash and the transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement.

  The Company's Board of Directors met in the evening of June 3, 1999 and thoroughly reviewed the proposals received as a result of the auction process. At that meeting, Jones, Day, Reavis & Pogue reminded the Company's Board of Directors of its fiduciary duties and its responsibilities under applicable law. Jones, Day, Reavis & Pogue also summarized the terms of the proposed Merger Agreement and Stockholder Tender Agreement (copies of which had previously been delivered to the members of the Company's Board of Directors). Representatives of Merrill Lynch then made a presentation regarding certain financial analyses that had been performed in connection with its review of the Offer and the Merger and following such presentation rendered its oral opinion, subsequently confirmed in writing (the "Merrill Lynch Opinion"), that, as of such date, and based upon and subject to the various considerations set forth in that opinion, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders.


  The Company's Board of Directors then thoroughly reviewed the fairness of the price proposed by Purchaser. The Company's Board of Directors discussed the likely timing of the transaction and the conditions to consummation of the Offer and the other principal terms of the Merger Agreement and Stockholder Tender Agreement.

  Thereafter, all members of the Company's Board of Directors (with one member absent) approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Tender Agreement and the transactions contemplated by the Merger Agreement, determined that the Merger is advisable and that the terms of the Offer, the Merger and the Merger Agreement were fair to and in the best interests of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

  On June 3, 1999, the Stockholder Tender Agreement was executed, and on June 4, 1999, the Merger Agreement was executed and the Offer was publicly announced.

  On June 10, 1999, Purchaser commenced the Offer.

  Recommendation of Board. At its meeting held on June 3, 1999, as discussed above, all members of the Company's Board of Directors present approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Tender Agreement and the transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement, determined that the Merger is advisable and that the terms of the Offer, the Merger and the Merger Agreement were fair to and in the best interest of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. In making its recommendations to the stockholders of the Company with respect to the

Offer and the Merger, the Company's Board of Directors considered a number of factors, including the following:

    Financial Condition, Results of Operations, Business and Prospects of the Company. The Company's Board of Directors considered the financial condition, results of operations, business and prospects of the Company, including its prospects if it were to remain independent.

    Other Potential Transactions. The Company's Board of Directors also considered the results of the efforts by Merrill Lynch to conduct an active search for potential acquirors of the Company, including the fact that approximately 80 potential acquirors signed confidentiality agreements with, and received non-public information about, the Company. In addition, an active auction was conducted by the Company's Board of Directors with the assistance of Merrill Lynch in a manner that the Company's Board of Directors believed was calculated to receive the highest price to the Company's stockholders. The Company's Board of Directors also noted that Purchaser's proposal was not subject to financing conditions and that the Merger Agreement would permit the Company to terminate the Merger Agreement under certain limited circumstances to accept a superior proposal from a third party (subject to payment of the $6,000,000 "break-up" fee).

    Historical Stock Price Performance. The Company's Board of Directors reviewed the historical stock price performance of the Company and noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger would represent a premium of 86% over the closing price of the Common Stock on Nasdaq on February 11, 1999, the day prior to the announcement that the Company's Board of Directors had determined to explore potential strategic alternatives and a premium of 40% over the closing price of the Common Stock on Nasdaq on June 3, 1999, the day prior to the announcement of the Offer.

    Financial Advisor's Presentation. The Company's Board of Directors took into account the presentation of Merrill Lynch, as well as its oral opinion, subsequently confirmed in writing as of June 3, 1999, to the effect that, as of such date, and based upon and subject to the various considerations set forth in that opinion, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the Merrill Lynch Opinion is included as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares should read the Merrill Lynch Opinion in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Merrill Lynch.

    Terms and Conditions of the Offer and the Merger. The Company's Board of Directors also considered the terms and conditions of the Merger Agreement, the Offer and the Merger. The Company's Board of Directors noted that the transaction was being structured as a cash tender offer for all outstanding Shares, followed promptly thereafter by a merger of Merger Sub with and into the Company. The Company's Board of Directors noted the limited conditions to Purchaser's obligations to consummate the transactions contemplated by the Merger Agreement.

  The foregoing discussion of the information and factors considered and given weight by the Company's Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Company's Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company's Board of Directors may have given different weights to different factors.

  THE FULL TEXT OF THE MERRILL LYNCH OPINION IS ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE COMPANY'S BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS

(FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED, PURSUANT TO THE OFFER AND THE MERGER, TAKEN TOGETHER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT ANY STOCKHOLDER SHOULD TENDER HIS, HER OR ITS SHARES IN THE OFFER OR HOW ANY STOCKHOLDER SHOULD VOTE, OR WHETHER SUCH STOCKHOLDER SHOULD SEEK APPRAISAL RIGHTS, IN CONNECTION WITH THE MERGER.

Item 5. Persons Retained, Employed or to be Compensated.

  Pursuant to a letter agreement (the "Merrill Lynch Letter Agreement") dated February 11, 1999 the Company engaged Merrill Lynch on an exclusive basis as its financial advisor with respect to the possible business combination (the "Business Combination") of the Company and another party in one or a series of transactions, including through (1) any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company would be combined with that of one or more affiliated purchasers or one or more persons formed by or affiliated with a purchaser, including, without limitation, any joint venture, (2) the acquisition, directly or indirectly, by one or more affiliated purchasers of more than 50% of the outstanding capital stock of the Company at that time by way of a tender or exchange offer, negotiated purchase or other means or (3) the acquisition, directly or indirectly, by one more affiliated purchasers of substantially all of the assets of, or of any right to all or a substantial portion of the revenues or income of, the Company by way of a negotiated purchase, lease, license, exchange, joint venture or other means. In exchange for the services provided, the Company paid Merrill Lynch a non-refundable retainer of $50,000 upon the execution of Merrill Lynch Letter Agreement. If, during the period Merrill Lynch is retained by the Company or within 12 months thereafter, a Business Combination is consummated or the Company enters into an agreement that subsequently results in a Business Combination, the Company will pay Merrill Lynch an additional fee in an amount equal to the sum of (1) 0.8% multiplied by the sum of (a) the total number of outstanding shares of Common Stock multiplied by the lesser of $12.50 or the applicable per share consideration payable to the holders of Common Stock in the Business Combination (the "Per Share Consideration"), (b) an amount equal to the aggregate net cash value of each unexercised stock option (excluding the portion, if any, of the Per Share Consideration in excess of $12.50) and (c) the amount of all indebtedness (net of cash and option proceeds, if any) of the Company and its subsidiaries that is assumed or acquired by a purchaser or retired or defeased in connection with the applicable business combination plus (2) 5.0% multiplied by the sum of (a) the total number of outstanding shares of Common Stock multiplied by the amount, if any, by which the Per Share Consideration exceeds $12.50 and
(b) an amount equal to the aggregate net cash value of each unexercised stock option attributable to the portion, if any, of the Per Share Consideration in excess of $12.50, payable in cash upon the successful completion of such Business Combination. The $50,000 retainer previously paid will be credited against any such fee. In the event that the Offer is consummated at the Offer Price, the aggregate fee payable to Merrill Lynch pursuant to the Merrill Lynch Letter Agreement will be approximately $2.1 million. The Merrill Lynch Letter Agreement also provides that the Company would reimburse Merrill Lynch for reasonable out-of-pocket expenses. In addition, the Company agreed to indemnify Merrill Lynch against certain liabilities, including liabilities arising under the federal securities laws.

  In the ordinary course of its business, Merrill Lynch may actively trade the equity securities of the Company, as well as securities of Purchaser, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company on its behalf concerning the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

    (a) With the exception of the exercise by Jay R. Taylor, a director of the Company, of an option to purchase 100,500 shares of Common Stock on May 4, 1999, during the past 60 days, no transaction in the Shares has been effected by the Company or, to the Company's knowledge, by any executive officer, director or affiliate of the Company.

    (b) To the Company's knowledge and to the extent permitted by applicable securities laws, rules or regulations, each of the Company's executive officers and directors currently intends to tender all Shares over which such executive officer or director has sole dispositive power pursuant to the Offer. Certain of the Company's directors are parties to the Stockholder Tender Agreement.

Item 7. Certain Negotiations and Transactions by the Subject Company.

    (a) As described under Item 4 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company.

    Except as described in this Schedule 14D-9, the Company does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

  None.

Item 9. Material to be Filed as Exhibits.

   Exhibit
   Number                              Description
   -------                             -----------
    99.1   Agreement and Plan of Merger, dated as of June 4, 1999, among Avery
           Dennison Corporation, Vision Acquisition Corporation and Stimsonite
           Corporation.

    99.2 Tender and Stockholder Support Agreement, dated as of June 3, 1999, by and among Avery Dennison Corporation and the stockholders of Stimsonite Corporation set forth on the signature pages thereto.

    99.3 Stockholder Indemnification Agreement, dated as of June 3, 1999, by and among Stimsonite Corporation and the stockholders of Stimsonite
           Corporation set forth in the signature page thereto.

    99.4 Form of Change in Control Agreement between Stimsonite Corporation and each of Thomas C. Ratchford and Robert E. Stutz.

    99.5 Form of Change in Control Agreement between Stimsonite Corporation and each of Michael A. Cherwin, Llewellyn C. Coffin, Clifford S.
           Deremo, Daniel L. Lang and Robert M. Pricone.

    99.6   Form of Special Incentive Bonus Agreement between Stimsonite
           Corporation and each of Robert M. Pricone and Robert E. Stutz.

    99.7   Form of Special Incentive Bonus Agreement between Stimsonite
           Corporation and each of Clifford S. Deremo and Thomas C. Ratchford.

    99.8   Form of Special Incentive Bonus Agreement between Stimsonite
           Corporation and each of Michael A. Cherwin and Llewellyn C. Coffin.


   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    99.9   Employment Agreement, dated March 22, 1997, between Stimsonite
           Corporation and Robert E. Stutz (incorporated by reference to
           Exhibit 10.1 to Stimsonite Corporation's Quarterly Report on Form
           10-Q for the quarter ended March 31, 1997 (Commission File No. 0-
           22978)).

    99.10  Amendment, dated June 4, 1999, to Employment Agreement between
           Stimsonite Corporation and Robert E. Stutz.

    99.11  Stimsonite Corporation's Information Statement pursuant to Section
           14(f) of the Exchange Act and Rule 14f-1 thereunder (included as
           Annex A to the Schedule 14D-9).

    99.12  Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated
           June 3, 1999 (included as Annex B to the Schedule 14D-9).

    99.13  Letter to Stockholders of Stimsonite Corporation, dated June 10,
           1999 (included with the Schedule 14D-9 mailed to stockholders).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          STIMSONITE CORPORATION

                                             /s/ Robert E. Stutz
                                          By: _________________________________
                                             Name:Robert E. Stutz
                                             Title:President and Chief
                                             Executive Officer

Dated: June 10, 1999

                                                                        ANNEX A
                            STIMSONITE CORPORATION
                            6565 WEST HOWARD STREET
                             NILES, ILLINOIS 60714

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
             NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                       NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement is being mailed on or about June 10, 1999 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 dated June 10, 1999 (the "Schedule 14D-9") of Stimsonite Corporation, a Delaware corporation (the "Company"), to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Avery Dennison Corporation, a Delaware corporation ("Purchaser"), to a majority of seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein that are not otherwise defined have the meanings assigned to those terms in the Schedule 14D-9.

  On June 4, 1999, Purchaser, Vision Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Purchaser ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") setting forth the terms and conditions on which Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on July 8, 1999, unless the Offer is extended.

  The Merger Agreement requires the Company to use reasonable best efforts to cause the directors designated by Purchaser (the "Purchaser Designees") to be elected to the Board under the circumstances described therein following the consummation of the Offer.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

  The information contained in this Information Statement concerning Purchaser and Merger Sub and the Purchaser Designees has been furnished to the Company by Purchaser and Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of that information.

                  GENERAL INFORMATION CONCERNING THE COMPANY

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of June 2, 1999, there were 8,444,377 shares of Common Stock outstanding. The Board presently consists of nine members. At each annual meeting of stockholders, directors are elected for a term of one year or until their successors have been elected.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

  The Merger Agreement provides that, upon the purchase by Merger Sub of shares of Common Stock pursuant to the consummation of the Offer, at the election and request of Purchaser, Purchaser shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board that gives Purchaser representation on the Board that equals the product of
(1) the total number of authorized directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and
(2) the percentage that the number of shares of Common Stock purchased by Purchaser or Merger Sub or any other affiliate of Purchaser bears to the aggregate number of shares of Common Stock then outstanding. The Company shall be obligated to promptly take all appropriate action necessary to cause the Purchaser Designees to be so elected, including increasing the size of the board or securing the resignations of incumbent directors, or both, subject to compliance with Section 14(f) of the Exchange Act. Notwithstanding this requirement, the parties to the Merger Agreement have agreed to use their reasonable efforts to ensure that at least three of the members of the Board shall at all times prior to the effective time of the merger contemplated by the Merger Agreement be directors that were not designated by Purchaser.

  Following the election or appointment of the Purchaser Designees and prior to the Effective Time, the approval of a majority of the directors of the Company then in office who are not designated by Purchaser shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other action of Purchaser or Merger Sub, and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

  Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. Purchaser has informed the Company that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below.

                                              Material Occupations
            Name            Age            Within the Past Five Years
            ----            ---            --------------------------
 Robert M. Calderoni         39 Mr. Calderoni has served as Senior Vice
                                President, Finance and Chief
                                Financial Officer of Purchaser since October
                                1997. From 1996 through
                                September 1997, Mr. Calderoni was Senior Vice
                                President, Finance of
                                Apple Computer, Inc. From 1994 to 1996, he was
                                Vice President, Finance
                                of IBM Storage Systems Division.

 Philip M. Neal              58 Mr. Neal has served as President and Chief
                                Executive Officer of Purchaser
                                since May 1998. From December 1990 through April
                                1998, Mr. Neal
                                served as President and Chief Operating Officer
                                of Purchaser. He has been
                                a member of Purchaser's board of directors since
                                December 1990.

 Richard P. Randall          51 Mr. Randall has served as Vice President,
                                Associate General Counsel and Assistant
                                Secretary of Purchaser since April 1998. From
                                March 1994 through March 1998, Mr. Randall was
                                Assistant General Counsel and Assistant
                                Secretary of Purchaser.
 Wayne H. Smith              58 Mr. Smith has served as Vice President and
                                Treasurer of Purchaser
                                since June 1979.

 Alan P. Tsuma               52 Mr. Tsuma has served as Vice President, Business
                                Development of
                                Purchaser since December 1995. From January 1986
                                through December
                                1995, Mr. Tsuma was Director, Business
                                Development of Purchaser.

 Robert G. van Schoonenberg  52 Mr. van Schoonenberg has served as Senior Vice
                                President, General
                                Counsel and Secretary of Purchaser since 1996.
                                From 1981 to 1996,
                                Mr. van Schoonenberg served as Vice President,
                                General Counsel and
                                Secretary of Purchaser.


  Purchaser has advised the Company that none of the Purchaser Designees has
(1) during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws, (2) is currently a director of, or holds any position with, the Company, (3) beneficially owns any securities (or rights to acquire any securities of the Company) or (4) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  Biographical information concerning each of the Company's current directors and executive officers as of June 10, 1999 is as follows:

                                     Director
      Name                            Since   Age Position(s) Within the Company
      ----                           -------- --- ------------------------------
 Terrence D. Daniels................   1990    56 Director

 Lawrence S. Eagleburger............   1994    68 Director

 Donald H. Haider...................   1994    57 Chairman of the Board and Director

 Edward T. Harvey, Jr...............   1990    51 Director

 Anthony R. Ignaczak................   1993    35 Director

 Richard J.M. Poulson...............   1994    60 Director

 Samuel K. Skinner..................   1998    61 Director

 Robert E. Stutz....................   1997    47 President, Chief Executive Officer
                                                  and Director

 Jay R. Taylor......................   1990    65 Director

 Michael A. Cherwin.................    --     42 Vice President--Human Resources

 Llewellyn C. Coffin................    --     43 Vice President--Operations

 Clifford S. Deremo.................    --     42 Vice President--Sales and
                                                  Marketing

 Daniel L. Lang.....................    --     43 Vice President--International

 Robert M. Pricone..................    --     55 Vice President--Technology

 Thomas C. Ratchford................    --     50 Vice President--Finance, Chief
                                                  Financial Officer,
                                                  Treasurer and Secretary

Directors

  Terrence D. Daniels has served as a director since 1990 and served as Chairman of the Board from 1990 to May 1997. Since 1990, Mr. Daniels has also been the president of Quad-C (a structured investment firm). Prior thereto, Mr. Daniels was a vice chairman of W. R. Grace & Co. (a manufacturer of specialty chemical products and provider of products and services in the health care industry) with overall responsibility for the specialty chemical, health care, natural resource and corporate technical groups. Mr. Daniels is also a director of IGI, Inc. and Collins & Aikman Floorcoverings, Inc.

  Lawrence S. Eagleburger has served as a director since 1994. Since January 1993, Mr. Eagleburger has been senior foreign policy advisor for the law firm of Baker, Donelson, Bearman & Caldwell. From 1992 to 1993, Mr. Eagleburger was Secretary of State of the United States of America and from 1989 to 1992 was Deputy Secretary of State of the United States. Mr. Eagleburger is also a director of Halliburton Company, Phillips Petroleum Company, Universal Corporation and COMSAT Corporation.

  Donald H. Haider has served as a director since 1994 and as Chairman of the Board since May 1997. Since 1990, Mr. Haider has been a professor at the Kellogg School of Northwestern University.

  Edward T. Harvey, Jr. has served as a director since 1990. Mr. Harvey has also served as Vice President of the Company (1990 to January 1995), Treasurer of the Company (1990 to April 1993) and as Secretary of the Company (1990 to October 1993). Since 1990, Mr. Harvey has also been a Vice President of Quad-
C. Prior to 1990, Mr. Harvey was a senior vice president of W. R. Grace & Co. and was responsible for corporate development and acquisitions.

  Anthony R. Ignaczak has served as a director since 1993. Mr. Ignaczak has also been a Vice President of Quad-C since December 1993 and an employee of Quad-C since 1992. He is also a director of Alliance Imaging, Inc.

  Richard J.M. Poulson has served as a director since 1994. Since June 1998, Mr. Poulson has been Executive Vice President and General Counsel of Smithfield Foods, Inc. (a food processing and production company). From April 1995 through January 1998, Mr. Poulson was president and senior managing director of The Appian Group (a private merchant and investment banking partnership). From 1990 through January 1994, Mr. Poulson was a senior corporate partner in the law firm of Hogan & Hartson.

  Samuel K. Skinner has served as a director since October 1998. Since September 1998, Mr. Skinner has been a partner in and co-chairman of the law firm of Hopkins & Sutter. From February 1993 until his retirement in March 1998, he was President and a director of Commonwealth Edison Company. Prior thereto, he served as Chief of Staff to the President of the United States and as United States Secretary of Transportation. He is also a director of ANTEC Corporation, Union Pacific Resources Group Inc., EVEREN Capital Corporation, Midwest Express Holdings, Inc. and The LTV Corporation.

  Robert E. Stutz has served as the President and Chief Executive Officer and a director of the Company since March 1997. From 1991 to March 1997, Mr. Stutz was Vice President and General Manager, Automotive Controls Division, of Cherry Electrical Products, a Division of the Cherry Corporation (a designer, manufacturer and marketer of custom electrical, electronic and semi-conductor components in automotive, computer and consumer and commercial markets).

  Jay R. Taylor has been a director of the Company since 1990 and served as President and Chief Executive Officer of the Company from 1990 until March 1997. Prior to 1990, Mr. Taylor was vice president and general manager of the Stimsonite Products Division of Amerace Corporation ("Amerace") (a manufacturer of electrical utility, battery separator and traffic safety products), from which the Company in 1990 purchased the majority of its assets.

Executive Officers

  Michael A. Cherwin has served as Vice President--Human Resources of the Company since 1992.

  Llewellyn C. Coffin has served as Vice President--Operations of the Company since January 1998. From 1996 until December 1997, Mr. Coffin was Vice President--Operations of TEC Incorporated (a manufacturer of construction adhesives). From 1993 to 1996, Mr. Coffin was a facility manager for TEC Incorporated.

  Clifford S. Deremo has served as Vice President--Sales and Marketing of the Company since February 1995. Prior to February 1995, Mr. Deremo served in various positions with FMC Corporation (a diversified manufacturer of chemicals, machinery and defense equipment). From 1992 to February 1995, Mr. Deremo was the worldwide business manager for FMC Corporation's converting equipment division.

  Daniel L. Lang has served as Vice President--International of the Company since January 1999. From 1996 to December 1998, Mr. Lang was President of American Decal and Manufacturing Company ("American

Decal") (a printing company). From March 1994 to December 1996, Mr. Lang was executive Vice President of American Decal.

  Robert M. Pricone has served as Vice President--Technology of the Company since April 1993. Prior to April 1993, Mr. Pricone served as Vice President of Research and Development of the Company.

  Thomas C. Ratchford has served as Vice President--Finance, Chief Financial Officer, Treasurer and Secretary of the Company since October 1993.

Committees and Meetings of the Board

  The Company has standing Audit, Compensation, Environmental Compliance, Stock Repurchase Implementation and Stockholder Value Committees. The Company does not have a nomination committee.

  Audit Committee. The Audit Committee is currently comprised of Messrs. Eagleburger, Harvey and Poulson. The functions of the Audit Committee are to recommend annually to the Board the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit, review the results thereof with the Company's independent public accountants, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company, review management's procedures and policies relative to the adequacy of the Company's internal accounting controls and compliance with federal and state laws relating to accounting practices, and review and approve (with the concurrence of a majority of the independent directors of the Company) transactions, if any, with affiliated parties.

  Compensation Committee. The Compensation Committee is currently comprised of Messrs. Daniels, Haider and Poulson. The functions of the Compensation Committee are to review and approve annual salaries and bonuses for all of the Company's executive officers and other key management employees, review, approve and recommend to the Board the terms and conditions of all employee benefit plans or changes thereto and administer the Company's stock option and incentive equity plans.

  Environmental Compliance Committee. The Environmental Compliance Committee is currently comprised of Messrs. Daniels, Haider and Taylor. The function of the committee is to oversee compliance with applicable environmental regulations.

  Stock Repurchase Implementation Committee. The Stock Repurchase
Implementation Committee is currently comprised of Messrs. Haider, Harvey and Taylor. The function of the committee is to oversee implementation of the Company's stock repurchase program.

  Stockholder Value Committee. The Stockholder Value Committee is currently comprised of Messrs. Haider, Harvey, Ignaczak and Stutz. The function of the committee is to consider and evaluate initiatives and alternatives that seek to improve stockholder value.

  During 1998, seven meetings of the Board were held, two meetings of the Audit Committee were held, three meetings of the Compensation Committee were held, two meetings of the Environmental Compliance Committee were held, two meetings of the Stock Repurchase Implementation Committee were held and one meeting of the Stockholder Value Committee was held. All directors other than Mr. Eagleburger attended at least 75%, in the aggregate, of the number of meetings of the Board and the committees of which they were members during their periods of service as directors and committee members in 1998. Mr. Eagleburger attended 67%, in the aggregate, of the number of meetings of the Board and the committees of which he was a member during 1998.

                  VOTING SECURITIES AND SECURITY OWNERSHIP BY
                        CERTAIN PERSONS AND MANAGEMENT

  As of June 2, 1999, officers, directors and employees of the Company and its subsidiaries had voting rights with respect to approximately 1,831,101 shares of Common Stock, or 21.7% of the Common Stock then outstanding, exclusive of shares of Common Stock owned outright by employees who are not executive officers. Those voting rights arise from shares owned outright (in the case of directors and officers), shares as to which the individual holder's beneficial interest is limited to voting rights and shares owned by various employee benefit plans under which the plan trustee receives instructions from plan participants.

Principal Holders of Voting Securities

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 2, 1999 by (1) persons owning of record or known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (2) each director, (3) each of the Named Executive Officers (as defined under "Executive Compensation" below) and
(4) all incumbent directors and executive officers of the Company as a group. All information with respect to beneficial ownership has been furnished by the respective director, executive officer or stockholder, as the case may be, or has been derived from documents filed with the Securities and Exchange Commission. Unless otherwise indicated in a footnote, the address of each beneficial owner of more than five percent of the Common Stock is 230 East High Street, Charlottesville, Virginia 22902.

  For purposes of the following table, a person is deemed to be a beneficial owner if that person has the right to acquire beneficial ownership within 60 days. Any options that vest upon a change in control are treated as exercisable within 60 days.

                                                    Shares
                                                 Beneficially     Percentage
Name                                              Owned (1)   Beneficially Owned
----                                             ------------ ------------------
Zayucel Limited/Laurence Z.Y. and Celia Moh
 (2)...........................................   1,479,281          17.5%
Terrence D. Daniels (3)........................   1,177,956          13.9%
Quad-C Partners III, L.P. (4)..................     441,000           5.2%
Quad-C II, L.C. (5)............................     441,000           5.2%
Quad-C Partners II, L.P. (4)...................      24,733             *
Quad-C XI, L.C. (6)............................      24,733             *
Quaker Capital Management Corporation (7)......     852,575          10.1%
Kestrel Investment Management Corporation (8)..     604,000           7.2%
Kalmar Investments Inc. (9)....................     548,750           6.5%
Reich & Tang Asset Management L.P. (10)........     425,400           5.0%
Lawrence S. Eagleburger (11)...................      16,594             *
Donald H. Haider (12)..........................      24,356             *
Edward T. Harvey, Jr. (13).....................     342,798           4.1%
Anthony R. Ignaczak (14).......................      50,435             *
Richard J.M. Poulson (15)......................       7,347             *
Samuel K. Skinner (16).........................       1,947             *
Robert E. Stutz (17)...........................     425,000           4.8%
Jay R. Taylor (18).............................     229,200           2.7%
Llewellyn C. Coffin (19).......................      20,000             *
Clifford S. Deremo (20)........................      37,000             *
Robert M. Pricone (21).........................      64,850             *
Thomas C. Ratchford (22).......................      60,500             *
All directors and executive officers as a group
 (15 persons) (23).............................   2,531,983          27.7%

--------
* Less than one percent.

 (1) Unless otherwise indicated in these footnotes or under "--Quad-C", each stockholder has sole voting and investment power with respect to the shares of Common Stock beneficially owned. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Exchange Act.

 (2) Laurence Z.Y. and Celia Moh share voting and investment power with respect to these shares of Common Stock, all of which are held by Zayucel Limited. Mr. and Mrs. Moh disclaim beneficial ownership of these shares of Common Stock. The address for Zayucel Limited is 301 Yu To Sang Bldg., 37 Queens Road Central, Hong Kong, and the address for Laurence Z.Y. and Celia Moh is 15 Bin Tong Park, Singapore 269796. Such ownership information is based on a Form 5 (Annual Statement of Changes in Beneficial Ownership) filed for 1996 by Laurence Z.Y. and Celia Moh and the most recently filed Schedule 13G (filed for 1995) by Laurence Z.Y. and Celia Moh.

 (3) Includes 14,494 shares of Common Stock issuable upon the exercise of stock options. Mr. Daniels is the direct beneficial owner of 697,729 shares of Common Stock (which includes 20,456 shares of Common Stock directly owned by his child). Mr. Daniels is also the managing member of Quad-C II, L.C. and, as such, may be deemed to beneficially own the 441,000 shares of Common Stock beneficially owned by Quad-C Partners III, L.P. ("Quad-C Partners III"). Mr. Daniels is also the managing member of Quad-C XI, L.C. and, as such, may be deemed to beneficially own the 24,733 shares of Common Stock beneficially owned by Quad-C Partners II, L.P. ("Quad-C Partners II"). See footnotes (5) and (6) below and "--Quad-C." Mr. Daniels is a director of the Company. Mr. Daniels disclaims beneficial ownership of the shares of Common Stock held by each of Quad-C II, L.C. (including those shares held indirectly by Quad-C Partners III) and Quad-C XI, L.C. (including those shares held indirectly through Quad-C Partners II), except to the extent of Mr. Daniels' interest in each of such entities.

 (4)  See "--Quad-C."

 (5) Represents shares of Common Stock held by Quad-C Partners III. Quad-C II, L.C. disclaims beneficial ownership of these shares of Common Stock except to the extent of its interest in such entity. See "--Quad-C."

 (6) Represents shares of Common Stock held by Quad-C Partners II. Quad-C XI, L.C. disclaims beneficial ownership of these shares of Common Stock except to the extent of its interest in such entity. See "--Quad-C."

 (7) As reported in Amendment No. 3 to Schedule 13G, dated February 14, 1999, Quaker Management Capital Corporation shares voting and dispositive power over 613,775 of such shares of Common Stock. Quaker Management Capital Corporation disclaims beneficial ownership of these shares of Common Stock. Its address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222-1824.

 (8) As reported in a Schedule 13G, dated February 10, 1999, (a) Kestrel Investment Management Corporation ("Kestrel") has sole voting power with respect to 479,000 of such shares of Common Stock and (b) David J. Steirman and Abbott J. Keller are deemed to be the beneficial owners of such shares of Common Stock pursuant to their ownership interests in Kestrel. The address for Kestrel and Messrs. Steirman and Keller is 411 Borel Avenue, Suite 403, San Mateo, California 94402.

 (9) As reported in a Schedule 13G, dated August 27, 1997. The address for Kalmar Investments Inc. is Barley Mill House, 3701 Kennett Pike, Greenville, Delaware 19807.

(10) As reported in Amendment No. 1 to Schedule 13G, dated February 11, 1999. Reich & Tang Asset Management L.P. shares voting and dispositive power over all of such shares of Common Stock. Its address is 600 Fifth Avenue, New York, New York 10020.

(11) Includes 16,494 shares of Common Stock issuable upon the exercise of stock options. Mr. Eagleburger is a director of the Company.

(12) Includes 800 shares of Common Stock held in an IRA account for Mr. Haider's spouse and 20,556 shares of Common Stock issuable upon the exercise of stock options. Mr. Haider is Chairman of the Board and a director of the Company.

(13) Includes 14,494 shares of Common Stock issuable upon the exercise of stock options. Mr. Harvey is a director of the Company.

(14) Includes 3,000 shares of Common Stock issuable upon the exercise of stock options. Mr. Ignaczak is a director of the Company.

(15) Represents shares of Common Stock issuable upon the exercise of stock options. Mr. Poulson is a director of the Company.

(16) Represents shares of Common Stock issuable upon the exercise of stock options. Mr. Skinner is a director of the Company.

(17) Represents shares of Common Stock issuable upon the exercise of stock options, including stock options that would be granted immediately prior to the effective time of the merger contemplated by the Merger Agreement. Mr. Stutz is a director of the Company and its President and Chief Executive Officer.

(18) Includes 1,800 shares of Common Stock issuable upon the exercise of stock options. Mr. Taylor is a director of the Company and its former President and Chief Executive Officer.

(19) Represents shares of Common Stock issuable upon the exercise of stock options. Mr. Coffin is the Company's Vice President--Operations.

(20) Represents shares of Common Stock issuable upon the exercise of stock options. Mr. Deremo is the Company's Vice President--Sales and Marketing.

(21) Includes 28,750 shares of Common Stock issuable upon the exercise of stock options. Mr. Pricone is the Company's Vice President--Technology.

(22) Represents shares of Common Stock issuable upon the exercise of stock options. Mr. Ratchford is the Company's Vice President--Finance, Chief Financial Officer and Treasurer.

(23) Includes (a) an aggregate of 702,882 shares of Common Stock issuable upon the exercise of stock options and (b) 800 shares of Common Stock held in an IRA account as described in footnote (12) above. Also includes shares with respect to which beneficial ownership is disclaimed as described in footnote (2) above and under "--Quad-C."

Quad-C

  Quad-C Partners III, Quad-C II, L.C., Quad-C Partners II, Quad-C XI, L.C. and Mr. Daniels file a Schedule 13G as a group. Mr. Daniels is the managing member of Quad-C II, L.C., which is the sole general partner of Quad-C Partners III. As such, Mr. Daniels and Quad-C II, L.C. may be deemed to beneficially own shares of Common Stock held by Quad-C Partners III. Mr. Daniels is also the managing member of Quad-C XI, L.C., which is the sole general partner of Quad-C Partners II. As such, Mr. Daniels and Quad-C XI, L.C. may be deemed to beneficially own shares of Common Stock held by Quad-C Partners II. Mr. Daniels disclaims beneficial ownership of the shares of Common Stock held by each of Quad-C II, L.C. (including those shares held indirectly through Quad-C Partners III) and Quad-C XI, L.C. (including those shares held indirectly through Quad-C Partners II), except to the extent of Mr. Daniels' interest in each of such entities.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and holders of 10% or more of the outstanding shares of Common Stock (collectively, "Reporting Persons") to file an initial report of ownership (Form 3) and reports of changes of ownership (Forms 4 and 5) of Common Stock with the Securities and Exchange Commission. Such persons are required to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of Section 16(a) reports furnished to the Company for 1998 and written representations from Reporting Persons that no other reports were required, the Company believes that all the Reporting Persons complied with all applicable filing requirements for 1998.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

  The following table provides information relating to compensation for the fiscal years ended December 31, 1998, 1997 and 1996 for the Company's chief executive officer and the other four most highly compensated executive officers of the Company whose total salary and bonus (as determined pursuant to the rules and regulations promulgated by the Securities and Exchange Commission) exceeded $100,000 (determined by reference to fiscal year 1998) (collectively, the "Named Executive Officers"). The amounts shown include compensation for services in all capacities provided to the Company.

                                                                             Long-Term
                                                                           Compensation
                                        Annual Compensation                   Awards
                               --------------------------------------- ---------------------
                                                        Other Annual   Securities Underlying      All Other
                          Year Salary ($)   Bonus ($) Compensation ($)  Options/SARs (#)(1)  Compensation ($)(2)
                          ---- ----------   --------- ---------------- --------------------- -------------------
Robert E. Stutz (3).....  1998  232,096      190,125            0              25,000              11,163
 President and Chief      1997  277,404(4)         0            0             100,000                   0
 Executive Officer

Llewellyn C. Coffin (5).  1998  120,000       58,614       42,000(6)           20,000                   0
 Vice President--
 Operations

Clifford S. Deremo......  1998  132,370       80,699            0              20,000               8,156
 Vice President--         1997  123,211        5,000            0                   0               7,618
 Sales and Marketing      1996  121,269            0            0              12,778               5,950

Robert M. Pricone.......  1998  129,986       66,643            0              20,000               8,449
 Vice President--         1997  124,987       19,000            0                   0              11,111
 Technology               1996  123,971            0            0              13,500              11,034

Thomas C. Ratchford.....  1998  116,245       87,592            0              20,000               7,556
 Vice President--         1997  111,016       15,000            0                   0               7,209
 Finance, Chief           1996  109,869            0            0              11,278               7,141
 Financial Officer
 and Treasurer

--------
(1) These amounts represent the number of shares underlying stock options granted during the indicated year. See "Stock Option/SAR Grants in Last Fiscal Year." In February 1996, Messrs. Deremo, Pricone and Ratchford were each granted a performance-based option to purchase 5,778, 5,624 and 5,778 shares of Common Stock, respectively. The maximum number of shares was subject to reduction to 30% of the maximum number of shares if, by December 31, 1996, 90% of the Company's targeted operating income was achieved and subject to reduction to zero if, by December 31, 1996, less than 90% of the Company's targeted operating income was achieved. The Company did not achieve 90% of the targeted operating income for 1996 and, as a result, the number of shares subject to each of these options was reduced to zero and all of the options terminated in accordance with their terms on December 31, 1996.

(2) These amounts represent contributions to the Company's retirement plan in connection with amounts earned during the indicated fiscal year.

(3) Mr. Stutz became President and Chief Executive Officer of the Company in March 1997. Accordingly, compensation amounts are not given for 1996.

(4) Of this amount, $100,000 represents the minimum bonus for 1997 that the Company was obligated to pay Mr. Stutz pursuant to his employment agreement. See "--Employment Agreements."

(5) Mr. Coffin became a Vice President of the Company in January 1998. Accordingly, compensation amounts are not given for 1997 or 1996.

(6)  Represents payments to Mr. Coffin relating to relocation expenses.

Stock Option/SAR Grants in Last Fiscal Year

  The table below provides information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1998. No SARs were granted by the Company during 1998.

                                                                                  Potential Realizable
                                                                                    Value at Assumed
                          Number of   Percent of Total                            Annual Rates of Stock
                          Securities    Options/SARs                             Price Appreciation for
                          Underlying     Granted to     Exercise or                  Option Term (1)
                         Options/SARs   Employees in     Base Price   Expiration -----------------------
                         Granted (#)  Fiscal Year (%)  (per share)($)    Date           5%         10%
                         ------------ ---------------- -------------- ---------- ----------- -----------
Robert E. Stutz.........    25,000(2)       10.5            7.38       12/17/08     $116,031    $294,045

Llewellyn C. Coffin.....    10,000(3)        4.2            5.38        2/12/08       33,835      85,743
                            10,000(2)        4.2            7.38       12/17/08       46,412     117,618

Clifford S. Deremo......    10,000(3)        4.2            5.38        2/12/08       33,835      85,743
                            10,000(2)        4.2            7.38       12/17/08       46,412     117,618

Robert M. Pricone.......    10,000(3)        4.2            5.38        2/12/08       33,835      85,743
                            10,000(2)        4.2            7.38       12/17/08       46,412     117,618

Thomas C. Ratchford.....    10,000(3)        4.2            5.38        2/12/08       33,835      85,745
                            10,000(2)        4.2            7.38       12/17/08       46,412     117,618

--------
(1) Based on a ten-year option term and annual compounding, the 5% and 10% calculations are set forth in compliance with the rules and regulations promulgated by the Securities and Exchange Commission. The appreciation calculations are not necessarily indicative of future values of stock options or of the Common Stock.

(2) The options will vest (a) in increments of one-third on each of December 17, 1999, 2000 and 2001 if the optionee remains continuously employed by the Company and (b) 100% in the event of death, disability or a "change in control" (which term has substantially the same meaning as such term has under the Director Plan).

(3) The options will vest (a) in increments of one-third on each of February 12, 2000, 2001 and 2002 if the optionee remains continuously employed by the Company and (b) 100% in the event of death, disability or a "change in control" (which term has substantially the same meaning as such term has under the Director Plan).

Aggregated Option/SAR Exercises In Last Fiscal Year and Fiscal Year End Option/SAR Values

  None of the Named Executive Officers exercised stock options during 1998. The following table sets forth information regarding the number and value of unexercised stock options held by each of the Named Executive Officers as of December 31, 1998. None of the Named Executive Officers held or holds SARs.

                                    Number of Securities   Value of Unexercised
                                   Underlying Unexercised      In-the-Money
                                        Options/SARs      Options/SARs at Fiscal
                                   at Fiscal Year End (#)    Year End ($)(1)
                                   ---------------------- ----------------------
                                        Exercisable/           Exercisable/
                                       Unexercisable          Unexercisable
                                   ---------------------- ----------------------
Robert E. Stutz...................     66,000/59,000          66,000/34,000

Llewellyn C. Coffin...............          0/20,000               0/16,200

Clifford S. Deremo................     12,333/24,667               0/16,200

Robert M. Pricone.................      4,083/24,667           9,748/16,200

Thomas C. Ratchford...............     28,083/32,417          11,288/19,963

--------
(1) Value is calculated by multiplying the number of shares of Common Stock underlying the stock option by the difference between the closing price of a share of Common Stock on December 31, 1998 as reported by The Nasdaq Stock Market ("Nasdaq") ($7.00 per share) and the exercise price of the stock option.

Supplemental Executive Retirement Plan

  Mr. Taylor retired as President and Chief Executive Officer of the Company in March 1997 at age 62. In connection with the acquisition of substantially all of the assets of the Company from Amerace in 1990, the Company assumed Amerace's obligations to Mr. Taylor under a Supplemental Executive Retirement Plan (the "SERP") intended to provide retirement benefits supplementing those provided under other plans. Subject to certain exceptions, upon retirement, Mr. Taylor is entitled to receive for 15 years 50% of his final base salary, which was $222,600 (the "Annual Benefit"). Mr. Taylor's Annual Benefit is reduced by certain other retirement benefits received by him, including the primary Social Security benefit and retirement benefits from certain other benefits plans. The SERP also provides for payment of death benefits and long-term disability benefits. To provide one source of funding for the Company's obligations under the SERP, the Company maintains two whole life insurance policies on Mr. Taylor's life. The Company is the owner of and beneficiary under each insurance policy. During 1998, Mr. Taylor received $73,992 under the SERP.

Compensation of Directors

  The Company's directors who are not currently receiving compensation as officers or employees of the Company are paid an annual retainer fee of $20,000 and a fee of $750 for attending each meeting of the Board and each meeting of any committee held on a day when the entire Board does not meet. Directors are also reimbursed for expenses incurred in connection with their attendance at Board and committee meetings.

  Initial Options. Under the Amended and Restated Stock Option Plan for Non-Employee Directors (the "Director Plan"), each person who first becomes a non-employee director receives an option to purchase 2,000 shares of Common Stock at an exercise price per share equal to the fair market value of a share of Common Stock on such date. The options described in the preceding sentence are hereinafter referred to as "Initial Options". Initial Options become exercisable to the extent of 20% of the shares covered thereby after the optionee has continuously served as a director through the next annual stockholders' meeting immediately following such grant date, and to the extent of an additional 20% of the shares covered thereby after the optionee has continuously served as a director through the next four successive annual stockholders' meetings. Notwithstanding the foregoing, if an optionee dies or becomes disabled, all Initial Options held by such optionee become immediately exercisable in full to the extent the Initial Options would have been exercisable had the optionee remained a director through the date of the Company's next annual stockholders' meeting. To the extent exercisable, each Initial Option is exercisable in whole or in part.

  Elective Options. The Director Plan also permits each non-employee director to make an election to receive all or any portion of his annual retainer for the current year in the form of a stock option (a "One-Year Elective Option") or to receive all or any portion of his annual retainer for the current year and the next four successive years in the form of a stock option (a "Five-Year Elective Option", and together with One-Year Elective Options, "Elective Options"). An individual who becomes a director more than six months after any annual stockholders' meeting is not entitled to make an election to receive Elective Options for any portion of the retainer payable with respect to the year in which he becomes a director. The grant of Elective Options is made automatically on the first business day occurring six months after the date the election is due. If a non-employee director ceases to be a director after the date the election is due and prior to the date Elective Options are granted, the Elective Option to such individual is not granted and any retainer is paid in cash. The option price per share of each Elective Option is equal to 20% of the market value of a share of Common Stock on the date of grant. The total number of shares subject to an Elective Option equals the number determined by dividing the amount of the retainer to be received in Elective Options by the difference between the market value per share of the Common Stock on the date of grant and the option price per share of the Elective Option. No adjustment is made to an Elective Option to reflect a director's cessation of service as a director or an increase in the amount of the annual retainer paid by the Company to directors. Any such increase is paid in cash.

  Each One-Year Elective Option becomes exercisable to the extent of 100% of the shares covered thereby after the optionee has continuously served as a director through the date of the next annual stockholders' meeting immediately following the date such optionee is elected a director and makes an election to receive such option. Each Five-Year Elective Option becomes exercisable to the extent of 20% of the shares covered thereby after the optionee has continuously served as a director through the date of the next annual stockholders' meeting immediately following the date such optionee is elected a director and makes an election to receive such option and to the extent of an additional 20% of the shares covered thereby after the optionee has continuously served as a director through the date of the next four successive annual stockholders' meetings. Notwithstanding the foregoing, if an optionee dies or becomes disabled, all Elective Options held by such optionee become immediately exercisable in full to the extent such Elective Options would have been exercisable had the optionee remained a director through the date of the Company's next annual stockholders' meeting.

  Annual Options. Under the Director Plan, each non-employee director elected at an annual stockholders' meeting automatically receives an option to purchase 1,500 shares of Common Stock at an exercise price per share equal to the market value of a share of Common Stock on such date ("Annual Options"). Annual Options become exercisable to the extent of 20% of the shares covered thereby after the optionee has continuously served as a director through the next annual stockholders' meeting immediately following such grant date, and to the extent of an additional 20% of the shares covered thereby after the optionee has continually served as a director through the next four successive annual stockholders' meetings.

  Change in Control. Upon a change in control, each Initial Option, Elective Option and Annual Option (each, an "Option Right") that would become exercisable through the Company's next annual stockholders' meeting following a Change in Control becomes immediately exercisable in full. If any event or series of events constituting a Change in Control is abandoned, the effect thereof will be null and the exercisability of Option Rights will be governed by the provisions of the Director Plan described above. The Director Plan defines a "change in control" as the occurrence of any of the following events: (1) execution by the Company of an agreement for the merger, consolidation or reorganization into or with another corporation or other legal person, unless as a result of such transaction not less than a majority of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of securities entitled to vote generally in the election of directors of the Company ("Company Voting Stock") immediately prior to such transaction; (2) execution by the Company of an agreement for the sale or other transfer of all or substantially all of its assets to another corporation or legal person, unless as a result of such transaction not less than a majority of the combined voting power of the then-outstanding securities of such corporation or legal person immediately after such transaction is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such transaction; (3) a report is filed on
Schedule 13D or Schedule 14D-1 disclosing that any person other than Mr. Daniels or any of his affiliates has or intends to become the beneficial owner of a majority or more of the combined voting power of the then-outstanding Company Voting Stock; (4) during any period of two consecutive years, individuals who at the beginning of any such period constitute the Directors of the Company cease for any reason to constitute at least a majority thereof (each Director first elected or first nominated for election by a vote of at least two-thirds of the Directors then in office who were Directors of the Company at the beginning of any such period being deemed to have been a Director of the Company at the beginning of such period); or (5) the Company adopts a plan for the liquidation or dissolution of the Company other than pursuant to a merger, consolidation or reorganization that would not constitute a change in control, as described in clause (1) above.

Consulting Agreement

  The Company and Mr. Taylor are parties to a consulting agreement (the "Consulting Agreement"). Pursuant to the Consulting Agreement, Mr. Taylor agreed to provide the Company with consulting and advisory services and to resign as the President and Chief Executive Officer of the Company and terminate his employment agreement. The term of the Consulting Agreement began on March 22, 1997 (the date on which Mr. Stutz became President and Chief Executive Officer of the Company) and terminated on March 22, 1999; however, the Company may retain Mr. Taylor to provide it with consulting and advisory services in the future. Pursuant to the Consulting Agreement, the Company agreed to pay Mr. Taylor annual consulting fees equal to the difference between $222,600 less (1) any amounts actually paid to Mr. Taylor under the SERP, (2) any amounts actually paid to Mr. Taylor under the Company's pension plan and (3) any directors' retainer fees paid to Mr. Taylor as a member of the Board of Directors. The terms of the Consulting Agreement also entitled Mr. Taylor to participate in group health, disability, vision and dental benefit plans provided by the Company to the same extent as are afforded to executive officers of the Company. In addition, the Company agreed to modify the vesting and termination provisions of Mr. Taylor's outstanding options to purchase shares of Common Stock. Under the terms of the Consulting Agreement and subject to certain exceptions, Mr. Taylor may not engage in business activities competitive with the Company until March 22, 2000. The Company paid Mr. Taylor $101,129 in 1998 pursuant to the Consulting Agreement.

Stutz Employment Agreement

  Pursuant to an employment agreement between the Company and Mr. Stutz, Mr. Stutz has agreed to serve as President and Chief Executive Officer of the Company until March 22, 2000 at a minimum base salary of $225,000 or such greater amount as determined by the Board of Directors (the "Regular Base Salary") plus an annual bonus payable in accordance with the Company's incentive compensation plan. The term of Mr. Stutz's employment agreement is automatically renewed for one-year periods unless previously terminated. The agreement also provides for the grant of stock options described in the following paragraph. Mr. Stutz's employment agreement provides that if (1) the Company terminates Mr. Stutz's employment, except for a termination for cause or a termination resulting from Mr. Stutz's resignation, retirement, death or disability or (2) Mr. Stutz resigns following a substantial breach of his employment agreement by the Company (a "Termination Event"), Mr. Stutz is entitled to receive certain termination benefits, which include (a) his Regular Base Salary until the later of the first anniversary of termination or the last day of the term of the employment agreement, (b) an amount equal to the annual bonus, if any, paid on account of the most recently concluded fiscal year, until the earlier to occur of the first anniversary of termination or the last day of the term of the employment agreement, and (c) continuation of his then-current level of life and health benefits and certain outplacement benefits. Under the terms of Mr. Stutz's employment agreement and subject to certain exceptions, Mr. Stutz may not engage in a business competitive with the Company while he is employed by the Company and for a period of two years thereafter, unless the Company fails to perform its obligations with respect to payment of any post-termination amount to which Mr. Stutz is entitled.

  The employment agreement between the Company and Mr. Stutz also provides that Mr. Stutz is entitled to receive stock options to purchase up to 400,000 aggregate shares of Common Stock. Effective March 22, 1997, Mr. Stutz received an option to purchase 100,000 shares of Common Stock at an exercise price of $6.00. This stock option vested to the extent of 33% of the shares covered thereby on March 22, 1998 and 1999, respectively, and will vest (1) to the extent of 34% of the shares covered thereby on March 22, 2000 if Mr. Stutz remains continuously employed through such date and (2) 100% on the date of a Termination Event. On May 10, 1999, the first date on which the Common Stock closed at or above $7.50 for the 30th consecutive trading day, Mr. Stutz received a stock option to purchase 100,000 shares of Common Stock at an exercise price of $7.50. This stock option will vest (a) to the extent of 33%, 33% and 34% of the shares covered thereby on the second, third and fourth anniversaries, respectively, of the date of grant if Mr. Stutz remains continuously employed through such dates. On the first date on which the Common Stock closes at or above $9.00 for the 30th consecutive trading day and
(b) 100% on the date of a Termination Event, Mr. Stutz will receive a stock option to purchase 100,000 shares of Common Stock, with an exercise price of $9.00, that will vest to the extent of 33%, 33% and 34% of the shares covered thereby on the third, fourth and fifth anniversaries, respectively, of the date of grant if Mr. Stutz remains continuously employed through such dates. On the first date on which the Common Stock closes at or above $11.00 for the 30th consecutive trading day, Mr. Stutz will receive a stock option to purchase 100,000 shares of Common Stock, with an exercise price of $11.00, that will vest to the extent of 33%, 33% and 34% of the shares covered thereby on the third, fourth and fifth anniversaries, respectively, of the date of grant if Mr. Stutz remains continuously employed through such dates. All stock options contemplated by the employment agreement will vest fully (if previously granted) if Mr. Stutz dies or becomes disabled or if a "change in control" (defined substantially the same as in the Director Plan) occurs. All stock options will terminate on the tenth anniversary of the date of grant unless terminated earlier as provided therein.

  Effective June 4, 1999, Mr. Stutz's employment agreement was amended to provide that:

    (1) if the closing price of the Common Stock is equal to or greater than $9.00 per share on the last trading day preceding the effective time of the merger contemplated by the Merger Agreement (the "Last Trading Day"), the option to be granted under his employment agreement with an exercise price of $9.00 per share shall be deemed to have been granted to Mr. Stutz, and shall be deemed fully vested and exercisable, immediately prior to the effective time of the merger contemplated by the Merger Agreement, regardless of whether the closing price of the Common Stock was equal to or greater than $9.00 per share on each of the 29 consecutive trading days immediately preceding the Last Trading Day; and

    (2) if the closing price of the Common Stock is equal to or greater than $11.00 per share on the Last Trading Day, the option to be granted under his employment agreement with an exercise price of $11.00 per share shall be deemed to have been granted to Mr. Stutz, and shall be deemed fully vested and exercisable, immediately prior to the effective time of the merger contemplated by the Merger Agreement, regardless of whether the closing price of the Common Stock was equal to or greater than $11.00 per share on each of the 29 consecutive trading days immediately preceding the Last Trading Day.

Other Employment Agreements

  The Company and Mr. Pricone are parties to an employment agreement (the "Pricone Agreement"). Pursuant to the Pricone Agreement, Mr. Pricone has agreed to serve as an executive officer of the Company until August 23, 1999, at a minimum base salary or such greater amount as determined by the Board of Directors. The term of the Pricone Agreement is automatically renewed for six-month periods unless previously terminated. The Pricone Agreement provides that (1) if the Company terminates Mr. Pricone's employment prior to the end of the employment term, except for a termination for cause or a termination resulting from Mr. Pricone's resignation, death or disability, or (2) if Mr. Pricone resigns following a substantial breach of the Pricone

Agreement by the Company, Mr. Pricone is entitled to receive an amount not to exceed 50% of his most recent salary and bonus. In addition, Mr. Pricone is entitled to continue to participate in the Company's life and health plans until the earlier of the last date of the benefits period set forth in the Pricone Agreement or the date upon which he accepts other employment. Under the terms of the Pricone Agreement and subject to certain exceptions, Mr. Pricone may not engage in a business competitive with the Company while he is employed by the Company and for a period of 18 months thereafter. As of January 1, 1999, the Company's minimum base salary obligations for Mr. Pricone were $133,037. The Company and Mr. Ratchford are parties to an employment agreement that provides for terms substantially similar to the Pricone Agreement. As of January 1, 1999, the Company's minimum base salary obligations for Mr. Ratchford were $120,713.

Change in Control Agreements

  Effective April 23, 1999, the Company entered into Change in Control Agreements with each of the Named Executive Officers. The Change in Control Agreements become operative upon a "change in control," which, for purposes of the Change in Control Agreements, means the occurrence of any of the following:

    (1) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the securities entitled to vote generally in the election of directors ("Voting Stock") of the Company ("Voting Stock"); provided, however, that for purposes of this clause (1), the following acquisitions shall not constitute a change in control: (a) any issuance of Voting Stock of the Company directly from the Company that is approved by the Incumbent Board (as defined below), (b) any acquisition by the Company of Voting Stock of the Company, (c) any acquisition of Voting Stock of the Company by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary of the Company,
  (d) any acquisition of Voting Stock of the Company by Quad-C, Inc. or any of its affiliates or any of the limited partnerships managed by Quad-C, Inc. or (e) any acquisition of Voting Stock by any Person pursuant to a Business Combination (as defined in clause (3) below) that complies with clauses (a), (b) and (c) of clause (3) below; or

    (2) individuals who as of April 23, 1999 constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be deemed to have been a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14a-11 promulgated under the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

    (3) consummation of a reorganization, merger or consolidation, a sale or other disposition of all or substantially all of the assets of the Company, or other transaction (any of the foregoing transactions being referred to as a "Business Combination") unless, in each case, immediately following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners of Voting Stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to such Business Combination, of Voting Stock of the Company, (b) no Person (other than the Company, such entity resulting from such Business Combination, any employee benefit plan (or related trust) sponsored or maintained by the Company, any subsidiary of the Company or such other entity resulting from such Business Combination or Quad-C, Inc. or any of its affiliates or any of the limited partnerships managed by Quad-C, Inc.) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination and (c) at least a majority of the members of the board of directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination.

  Under the Change in Control Agreements, the Company has agreed to employ each of the Named Executive Officers during the "Change in Control Severance Period," which is the period commencing on the date of the first occurrence of a change in control and continuing until the earlier of (1) 12 months or, in the cases of Messrs. Stutz and Ratchford, 18 months after the occurrence of the change in control or (2) the Named Executive Officer's death. A Named Executive Officer will be entitled to benefits under his Change in Control Agreement if his employment terminates or is terminated during his Change in Control Severance Period for any reason other than his death or permanent disability or "cause" (as defined in the Change in Control Agreements), or if the Named Executive Officer terminates his employment during the Change in Control Severance Period for any of the following reasons (each, a "Good Reason"):

    (1) (a) a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position with the Company that the Named Executive Officer held immediately prior to the change in control, (b) a reduction in the Named Executive Officer's Base Pay (defined as the Named Executive Officer's annual base salary in effect from time to time) received from the Company, (c) the termination or denial of the Named Executive Officer's right to participate in any incentive compensation plan generally available to other officers of the Company or (d) the termination or denial of the Named Executive Officer's rights to Employee Benefits (as defined in the Change in Control Agreements) that, in the aggregate, are equivalent in type and scope to those generally available to other officers of the Company, if not remedied by the Company within 30 calendar days after receipt by the Company of written notice from the Named Executive Officer of any such change, reduction, termination or denial, as the case may be;

    (2) the Company relocates its principal executive offices (if such offices are the principal location of the Named Executive Officer's work), or requires the Named Executive Officer to have his principal location of work changed, to any location that, in either case, is in excess of 30 miles from the location thereof immediately prior to the change in control; or

    (3) any material breach of the Change in Control Agreements by the Company or any successor thereto that is not remedied by the Company within 30 calendar days after receipt by the Company of written notice from the Named Executive Officer of such breach.

  The Change in Control Agreements provide for the following severance benefits:

    (1) for a period (the "Continuation Period") of 12 months (or, in the cases of Messrs. Stutz and Ratchford, 18 months) following the date of termination (the "Termination Date") of a Named Executive Officer's employment, the Named Executive Officer shall be paid periodically (in accordance with the Company's payroll practices) the sum of (a) his annual base salary (at the rate in effect on the Termination Date) and (b) an annual incentive bonus in an amount equal to the amount of such bonus that he earned in the fiscal year immediately preceding the year in which the Termination Date occurs;

    (2) during the Continuation Period, the Company will arrange to provide the Named Executive Officer with employee benefits that, in the aggregate, are equivalent in type and scope to those generally available to officers of the Company or its successors or assigns. If and to the extent that any such benefit is not or cannot be paid or provided under any policy, plan, program or arrangement of the Company or any subsidiary, as the case may be, then the Company will itself pay or provide for the payment of such employee benefits (including a payment in the amount of any taxes applicable to any such benefits) to the Named Executive Officer and his dependents and beneficiaries;

    (3) outplacement services by a firm selected by the Named Executive Officer, in an amount not to exceed $10,000;

    (4) if a Named Executive Officer becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), as a result of his receipt of severance benefits under his Change in Control Agreement or any other agreement or arrangement with the Company, the Company shall pay the Named Executive Officer an additional amount equal to the amount necessary to put the Named Executive Officer in the same net after-tax position as he would have been had he not been subject to the Section 4999 excise tax.

If a Named Executive Officer obtains other employment following his Termination Date, the severance benefits described in clauses (1), (2) and (3) of this paragraph shall be provided only during the period beginning on his Termination Date and ending on the later of (a) the date on which he commences such other employment or (b) the six-month anniversary of his Termination Date.

  Each Change in Control Agreement also contains a covenant not to compete that prohibits each Named Executive Officer from certain participation in the business of any company engaged in certain competitive activities without the prior written consent of the Company for a period ending one year following termination in circumstances where the Named Executive Officer is entitled to receive severance benefits under his Change in Control Agreement.

Special Incentive Bonus Agreements

  The Company has also entered into Special Incentive Bonus Agreements, dated as of April 23, 1999 (the "Incentive Bonus Agreements"), with each of the Named Executive Officers. The Incentive Bonus Agreements become operative upon a "change in control" (which term has the same meaning as such term has under the Change in Control Agreements).

  Under the Incentive Bonus Agreements, each Named Executive Officer will be entitled to an Incentive Bonus (as defined below) if he is employed by the Company or a subsidiary of the Company at the end of the period (the "Incentive Bonus Severance Period") commencing on the first occurrence of a change in control and continuing until the earlier of his death or six months after the occurrence of the change in control, or if his employment terminates or is terminated during the Incentive Bonus Severance Period for any reason other than "cause" (which term has the same meaning as such term has under the Change in Control Agreements), or if the Named Executive Officer terminates his employment during the Incentive Bonus Severance Period for Good Reason (which term has the same meaning as such term has under the Change in Control Agreements). An "Incentive Bonus" means:

  (1)  in the case of Mr. Stutz or Mr. Pricone, an amount equal to the sum of
       (a) $75,000 and (b) 0.75 percent of the portion (the "Incentive Bonus Pool") of the Aggregate Equity Consideration (as defined below) that exceeds $109,777,105;

  (2) in the case of Mr. Deremo or Mr. Ratchford, an amount equal to the sum of (a) $60,000 and (b) 0.60 percent of the Incentive Bonus Pool; or

  (3) in the case of Mr. Coffin, an amount equal to the sum of (a) $15,000 and (b) 0.15 percent of the Incentive Bonus Pool.

"Aggregate Equity Consideration" means the amount equal to the sum of (1) the product of (a) 8,444,377 (the total number of shares of Common Stock outstanding as of the date of the Merger Agreement) and (b) the Offer Consideration and (2) the product of (a) the remainder of (i) the Offer Consideration minus (ii) the average exercise price of all unexercised options to purchase shares of Common Stock (excluding options granted under the Director Plan to the extent that such options would be canceled by their terms without payment of any consideration, but giving effect to the grant of any options that would become effective on or before the consummation of the transactions contemplated by the change in control) and (b) the total number of shares of Common Stock issuable upon the exercise of such stock options.

  The Incentive Bonus Agreements also provide that, if any Named Executive Officer becomes subject to the excise tax imposed by Section 4999 of the Code as the result of his receipt of benefits under his Incentive Bonus Agreement or any other agreement or arrangement with the Company, the Company will pay him an additional amount equal to the amount necessary to put the Named Executive Officer in the same net after-tax position that he would have been in had he not been subject to the Section 4999 excise tax.

Compensation Committee Interlocks and Insider Participation

  During 1998, Messrs. Daniels, Haider and Poulson served as members of the Compensation Committee. Mr. Haider is Chairman of the Board of the Company. Mr. Daniels is the majority stockholder, sole director and president of Quad-C and determines the compensation to be paid to all officers of Quad-C, including Messrs. Harvey and Ignaczak.

Compensation Committee Report On Executive Compensation

  The Compensation Committee of the Board of Directors (the "Committee") was comprised of Messrs. Daniels, Haider and Poulson during 1998. The Board of Directors has delegated to the Committee the authority to determine the compensation of the Company's executive officers and other key management employees.

  The Committee's primary objective is to ensure that the Company's compensation policies attract, motivate and retain qualified managers in a manner consistent with maximization of stockholder value. The Company's compensation is structured philosophically on a "pay for performance" foundation and thus recognizes the desirability of compensation directed specifically to motivate and reward executive managers for achieving both short-term and long-term performance objectives. Compensation is comprised of three major components: base salary, incentive bonus and stock options.

 Base Salary

  Base salaries are determined in the context of an individual's responsibilities and competitive benchmarking. Base salaries are reviewed annually on employment anniversary dates and adjusted on the basis of individual performance and competitive considerations. In making base salary adjustments, the Committee considers an individual's performance, especially the effective discharge of assigned responsibilities and the leadership and motivation provided to subordinates.

  During 1998, base salaries for executive officers were increased an average of 4.9%. The dollar amounts contained in the table under "--Summary Compensation Table" reflect a smaller percentage increase from 1997 to 1998 because the typical timing of annual base salary adjustments does not correspond to the Company's fiscal year. In making salary decisions for 1998, the Committee considered the effects of inflation and certain subjective criteria, including competitive market conditions for executive compensation and the Committee's evaluation of each executive officer's performance of his duties since the officer's last evaluation.

 Incentive Bonus Compensation

  In 1998, the Company offered an annual incentive bonus compensation plan to executive officers. Participants under the plan were generally entitled to an annual incentive bonus based upon (1) the relationship of actual earnings per share of Common Stock ("EPS") to budgeted EPS for the 1998 fiscal year and (2) the individual's attainment of personal objectives established at the beginning of the year. Under the 1998 incentive compensation plan, each executive officer was assigned a "target" bonus that, depending on the participant, was a fixed percentage of base salary (35% for all executive officers other than Messrs. Stutz and Ratchford, both of whom were at 50%). Approximately 75% of each participant's bonus was to be determined with reference to the EPS component and the remaining 25% of the bonus was to be determined with reference to personal goal attainment, both of which components were subject to appropriate modification to reflect divisional performance. Mr. Stutz's bonus, however, was to be determined solely by reference to the EPS component. Personal goals generally specified attainment of particular objectives or completion of certain projects which exceeded the routine management responsibilities for the participant. The actual bonus payout could be more or less than the target bonus depending on whether the Company's EPS were more or less than budgeted EPS and on whether the participant's personal objectives were achieved.

  No bonus was payable unless actual 1998 EPS equaled the Company's actual EPS for the 1997 fiscal year. The Committee believes that the relatively heavy weight assigned to attainment of EPS was appropriate in the light of the priority of maximizing stockholder value and the desirability of emphasizing teamwork in the management of the Company. In 1998, the Company's EPS exceeded the Company's actual EPS for the 1997 fiscal year. The Committee also determined that each executive officer whose bonus was to be determined in part by reference to personal goal attainment had attained such goals. Accordingly, the Committee awarded an aggregate of $521,978 in bonus payouts to executive officers for 1998, including the bonus payouts to the Named Executive Officers described above under "--Summary Compensation Table." The Committee decided to award bonus payouts for 1998 in excess of each executive officers "target" bonus because of the (1) degree to which the Company's actual EPS for fiscal 1998 exceeded the Company's actual EPS for the 1997 fiscal year and (2) determination that each personal goal attainment component had been reached.

 Stock Option Grants

  The Committee seeks to ensure that the executive officers of the Company focus attention on long-term objectives, including maximization of value for stockholders. The Committee believes that stock options are an appropriate compensation tool to motivate and reward executive managers for long-term performance. The Committee believes that the Common Stock price is an appropriate index of long-term value creation by the management group. Stock options are generally granted to each individual who becomes an executive officer. These stock options have generally been granted pursuant to various stock option plans maintained by the Company. See "--Stock Option/SAR Grants."

  From time to time, the Committee grants stock options to key employees as an incentive for long-term performance. On February 12, 1998, the Committee granted an aggregate of 60,000 such options to the Company's executive officers, other than Mr. Stutz. Because Mr. Stutz received an option to purchase 100,000 shares of Common Stock in 1997, the Committee determined to allocate the options granted in February 1998 among other members of management. The individuals received options to purchase a specified number of shares at $5.38 per share (the fair market value of such shares on the date of grant). The options vest in three equal installments beginning February 12, 2000. On December 17, 1998, the Committee granted an aggregate of 85,000 such options to the Company's executive officers, including Mr. Stutz. The individuals received options to purchase a specified number of shares at $7.38 per share (the fair market value of such shares on the date of grant). The options vest in three equal installments beginning December 17, 1999. Unless a change in control occurs, in order for any portion of such grants to vest, the recipient must remain continuously employed by the Company from the date of the grant until the date such vesting occurs.

 Compensation of Chief Executive Officer

  The Company is obligated to pay Mr. Stutz a minimum base salary of $225,000 pursuant to his employment agreement. Effective March 1998, the Committee increased Mr. Stutz's base salary by $9,000 (4%). When determining Mr. Stutz's salary increase, the Committee considered the Company's performance in the preceding twelve-month period compared to budgeted performance, competitive market conditions for executive compensation and the Committee's subjective evaluation of Mr. Stutz's performance of his duties as President and Chief Executive Officer.

  Mr. Stutz participated in the annual incentive bonus compensation plan and his target bonus was 50% of his base salary. Consistent with the approach described above regarding incentive bonuses, Mr. Stutz received a bonus payout of $190,125 for 1998. Mr. Stutz also received an option to purchase 25,000 shares of Common Stock in December 1998 as an incentive for long-term performance.

 Limitations on Deductibility

  In 1993, changes were made to the federal corporate income tax law that limit the ability of public companies to deduct compensation in excess of $1 million paid annually to each of the chief executive officer and the other four most highly compensated executive officers. There are exemptions from this limit, including compensation that is based on the attainment of performance goals that are established by the Committee and approved by the Company's stockholders. It is the Committee's policy to seek to qualify executive compensation for deductibility where practicable and to the extent that such policy is consistent with the Company's overall objectives in attracting, motivating and retaining its executives. The Company believes that, based upon current compensation levels, compensation paid in 1998 should be fully deductible. Amounts paid and options granted under Mr. Stutz's employment agreement, however, do not qualify for such exemptions from the $1 million limit and may affect the ability of the Company to deduct compensation in future years.

COMPENSATION COMMITTEE MEMBERS DURING 1998

Terrence D. Daniels
Donald H. Haider
Richard J.M. Poulson

Performance Graph

  The following graph compares the percentage change in the Company's cumulative return on its Common Stock with that of the Nasdaq-USA Index and that of the Nasdaq-Non Financial Index at December 31, 1993, December 31, 1994, December 31, 1995, December 31, 1996, December 31, 1997 and December 31, 1998. The graph assumes a $100 investment at December 31, 1993 and reinvestment of dividends.

                       [PERFORMANCE GRAPH APPEARS HERE]

-----------------------------------------------------------------------------------
                         12/31/93  12/31/94  12/31/95  12/31/96  12/31/97  12/31/98
-----------------------------------------------------------------------------------
Stimsonite Corporation    $100.00   $101.16   $ 88.37   $ 56.98   $ 47.09   $ 65.12
-----------------------------------------------------------------------------------
Nasdaq-USA                 100.00     97.75    138.26    170.01    208.58    293.21
-----------------------------------------------------------------------------------
Nasdaq-Non Financial       100.00     96.16    134.03    162.84    191.05    279.82
-----------------------------------------------------------------------------------

                                                                         ANNEX B

      [Letterhead of Merrill Lynch, Pierce, Fenner & Smith Incorporated]

                                  June 3, 1999

Board of Directors
Stimsonite Corporation
6565 West Howard Street
Niles, IL 60714

Members of the Board of Directors:

  Stimsonite Corporation (the "Company") and Avery Dennison Corporation (the "Acquiror") and Vision Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, dated as of June 4, 1999 (the "Agreement"), pursuant to which
(i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Company Shares") for $14.75 per share, net to the seller in cash, without interest (the "Consideration"), and
(ii) following the Tender Offer, the Acquisition Sub would be merged with the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction."

  You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3) Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

  (4) Reviewed the historical market prices, trading activity and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8) Reviewed a draft, dated as of June 3, 1999 P.M., of the Agreement; and

  (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information supplied or otherwise made available to us by the Company, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

  We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have not, in the past, provided financial advisory and financing services to the Company or the Acquiror. In addition, in the ordinary course of our business, we may actively trade the Company Shares, as well as securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company in connection with their consideration of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer or, if a shareholder vote is required, how such shareholder should vote on the Merger or any matter related thereto.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares.

                                          Very truly yours,

                                           /s/ Merrill Lynch, Pierce, Fenner &
                                                   Smith Incorporated
                                          _____________________________________

                                          MERRILL LYNCH, PIERCE, FENNER &
                                          SMITH
                                                      INCORPORATED

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  99.1   Agreement and Plan of Merger, dated as of June 4, 1999, among Avery
         Dennison Corporation, Vision Acquisition Corporation and Stimsonite
         Corporation.

  99.2 Tender and Stockholder Support Agreement, dated as of June 3, 1999, by and among Avery Dennison Corporation and the stockholders of Stimsonite Corporation set forth on the signature pages thereto.

  99.3 Stockholder Indemnification Agreement, dated as of June 3, 1999, by and among Stimsonite Corporation and the stockholders of Stimsonite
         Corporation set forth in the signature page thereto.

  99.4 Form of Change in Control Agreement between Stimsonite Corporation and each of Thomas C. Ratchford and Robert E. Stutz.

  99.5 Form of Change in Control Agreement between Stimsonite Corporation and each of Michael A. Cherwin, Llewellyn C. Coffin, Clifford S. Deremo,
         Daniel L. Lang and Robert M. Pricone.

  99.6   Form of Special Incentive Bonus Agreement between Stimsonite
         Corporation and each of Robert M. Pricone and Robert E. Stutz.

  99.7   Form of Special Incentive Bonus Agreement between Stimsonite
         Corporation and each of Clifford S. Deremo and Thomas C. Ratchford.

  99.8   Form of Special Incentive Bonus Agreement between Stimsonite
         Corporation and each of Michael A. Cherwin and Llewellyn C. Coffin.

  99.9   Employment Agreement, dated March 22, 1997, between Stimsonite
         Corporation and Robert E. Stutz (incorporated by reference to Exhibit
         10.1 to Stimsonite Corporation's Quarterly Report on Form
         10-Q for the quarter ended March 31, 1997 (Commission File No. 0-
         22978)).

  99.10  Amendment, dated June 4, 1999, to Employment Agreement between
         Stimsonite Corporation and Robert E. Stutz.

  99.11  Stimsonite Corporation's Information Statement pursuant to Section
         14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex
         A to the Schedule 14D-9).

  99.12  Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated
         June 3, 1999 (included as Annex B to the Schedule 14D-9).
  99.13  Letter to Stockholders of Stimsonite Corporation, dated June 10, 1999
         (included with the Schedule 14D-9 mailed to stockholders).